FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Q4 F2005

Quarter and Year Ended 30 June 2005
News Release Q4 F2005 and Year F2005 Results
- Reviewed preliminary results -

Record gold production at both Ghana and Australia for the quarter

JOHANNESBURG. 4 August 2005 – Gold Fields Limited (NYSE & JSE: GFI) today announced June 2005 quarter headline earnings of R135 million compared with R9 million in the March 2005 quarter and R129 million for the June quarter of 2004. In US dollar terms headline earnings for the June 2005 quarter equated to US$21 million compared with US$2 million in the March 2005 quarter and US$20 million for the June quarter of 2004. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R230 million (US$37 million) for the June 2005 quarter compared to R128 million (US$21 million) in the March quarter.

June 2005 quarter salient features:
- Attributable gold production maintained at 1.08 million ounces;
- Total cash costs R67,773 per kilogram (US$330 per ounce);
- Operating profit up 22 per cent to R656 million (US$103 million), inclusive of a 35 per cent increase at the South African operations;
- Mvela interest rate swap closed-out, resulting in a net cash inflow of R264 million.

Year ended June 2005 salient features:
- Attributable gold production increased 2 per cent to 4.22 million ounces;
- Total cash costs R66,041 per kilogram (US$331 per ounce), a 2 per cent improvement on the previous year;
- Harmony hostile bid successfully defended;
- Earnings decreased from R768 million (US$111 million) to R180 million (US$29 million) year on year;
- Group cash R3.4 billion, providing a strong financial platform for growth;
- Offshore organic growth projects successfully completed and delivering results;
- Samrec/IASA award for best reporting of Mineral Reserves for the third year in succession.

Final dividend of 40 SA cents per share, giving a total dividend of 70 SA cents per share for the year.

Ian Cockerill,
Chief Executive Officer of Gold Fields said:

"Gold Fields has delivered another solid operating performance for the June quarter 2005.

At the South African operations Driefontein and Beatrix posted good performances with gold production increasing by 2 per cent and 6 per cent respectively. Kloof had a disappointing quarter due to lower grades mined. Costs have remained well controlled and this, together with higher prices achieved, has contributed to a pleasing 35 per cent improvement in operating profit from the South African operations.

The international operations have had another excellent quarter increasing production by 4 per cent, as the benefits of the completed expansion projects were realised. Tarkwa has increased production by a further 8 per cent quarter on quarter. The completion of the new mill and the closure of the old mill at St Ives in the June quarter means that it is now well positioned to produce at lower costs. Damang and Agnew continue to deliver on the upside with Agnew increasing production by 23 per cent and Damang increasing production by 8 per cent.

While financial 2005 has been a particularly challenging one for Gold Fields given the Harmony hostile bid and the strength of the rand, I am pleased to note that Gold Fields has remained focused on delivering against its stated objectives. Group production for the year has increased by 2 per cent and costs have been well controlled with an improvement of 2 per cent year on year. At the South Africa operations production was marginally higher at 2.82 million ounces and costs were marginally lower despite wage increases at the commencement of the year that were above inflation. Cost performance has been excellent with Project 100 delivering 40 per cent above targeted savings and Project Beyond delivering R103 million of contractual savings on historic baseline expenditure in its first year. The latter savings will be realised in costs in the next financial year. Our offshore organic growth projects have been well executed on time and on budget and are now delivering results. The group cash balance remains strong at R3.4 billion, providing us with an excellent platform for future growth.

These results underpin our focus on delivering value to shareholders. Our growth strategy of adding 1.5 million ounces of offshore production to our portfolio by 2009 remains unchanged, and we continue to focus on building a strong internationally diversified portfolio of high quality, long life assets."

Stock data		JSE Securities Exchange South Africa-(GFI)	
Number of shares in issue		Range - Quarter	ZAR58.15 – ZAR77.90
- at end June 2005	492,294,226	Average Volume - Quarter	1,600,339 shares / day
- average for the quarter	492,294,226	NYSE - (GFI)	
Free Float	100%	Range - Quarter	US$9.40 – US$11.70
ADR Ratio	1:1	Average Volume - Quarter	1,522,032 shares / day
Bloomberg / Reuters	GFISJ / GFLJ.J		

SA Rand					Salient features			US Dollars				
Year ended		Quarter						Quarter			Year ended	
June 2004	June 2005	June 2004	March 2005	June 2005				June 2005	March 2005	June 2004	June 2005	June 2004
129,329	**131,284**	32,419	33,845	**33,523**	kg	Gold produced*	(000) oz	**1,078**	1,088	1,042	**4,219**	4,158
67,075	**66,041**	66,218	64,957	**67,773**	R/kg	Total cash costs	$/oz	**330**	340	312	**331**	302
46,028	**47,880**	11,076	12,789	**12,225**	000	Tons milled/treated	000	**12,225**	12,789	11,076	**47,880**	46,028
85,905	**84,218**	83,731	81,952	**88,076**	R/kg	Revenue	$/oz	**429**	428	395	**422**	387
204	**198**	213	184	**202**	R/ton	Operating costs	$/ton	**32**	31	32	**32**	30
2,315	**2,286**	545	537	**656**	Rm	Operating profit	$m	**103**	90	83	**368**	336
20	**19**	19	18	**21**	%	Operating margin	%	**21**	18	19	**19**	20
768	**180**	(186)	11	**(14)**	Rm	Net earnings	$m	**(3)**	2	(25)	**29**	111
158	**37**	(39)	2	**(3)**	SA c.p.s.		US c.p.s.	**-**	-	(5)	**6**	23
763	**291**	129	9	**135**	Rm	Headline earnings	$m	**21**	2	20	**47**	111
157	**59**	26	2	**27**	SA c.p.s.		US c.p.s.	**5**	-	4	**10**	23
587	**452**	102	128	**230**	Rm	Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items	$m	**37**	21	16	**73**	85
121	**92**	21	26	**47**	SA c.p.s.		US c.p.s.	**8**	4	4	**15**	18

*Attributable – All companies wholly owned except for Ghana (71.1%).

Health and Safety

We regret the 10 fatalities which occurred during the June quarter. As previously reported, a seismic event at Driefontein 2 shaft claimed five lives on 10 May 2005. The fatal injury frequency rate regressed as a result of the above from 0.14 to 0.28 for the June quarter. This quarter has seen an increase in seismic events at the West Wits operations, Driefontein and Kloof, which has resulted in an increase in fall of ground accidents. As a result the lost day injury frequency rate regressed from 12.2 to 14.1, and the serious injury frequency rate regressed from 5.8 to 7.0 quarter on quarter.

Beatrix North and South achieved 3 million underground fatality free shifts. Beatrix North shaft recorded 1.9 million, Driefontein 8 shaft 1.4 million and Kloof 8 shaft 0.9 million fatality free shifts.

The international operations continued their good safety performance, with all four operations achieving year on year reductions in lost time injuries.

Financial Review

Quarter ended 30 June 2005 compared with quarter ended 31 March 2005

Revenue

Attributable gold production decreased by 1 per cent to 1,078,000 ounces in the June 2005 quarter, compared with 1,088,000 ounces achieved in the March 2005 quarter. Production at the South African operations was 687,000 ounces, which was 3 per cent lower than the previous quarter. Attributable production at the international operations increased 4 per cent to 391,000 ounces. At the South African operations, Driefontein and Beatrix increased production but this was more than offset by the poor performance of Kloof, resulting from the lower grades mined during the quarter. The 4 per cent increase at the international operations was due to increased output at all the operations except St Ives, which was lower as the old and new mill operated in parallel for the whole of the previous quarter, with the old mill decommissioned at the end of the previous quarter.

The US dollar gold price was virtually unchanged at US$429 per ounce compared with the March quarter. However, the weakening of the rand against the US dollar, from an average of R5.95 to R6.39, resulted in the rand gold price increasing 7 per cent, from R81,952 per kilogram in the March quarter to R88,076 per kilogram in the June quarter.

The decrease in production was more than offset by the increase in the rand gold price achieved resulting in revenue increasing from R2,950 million (US$495 million) to R3,156 million (US$492 million) this quarter.

Operating costs

Operating costs for the June quarter, at R2,474 million (US$386 million), increased by 5 per cent when compared with the March quarter's R2,351 million (US$395 million).

Costs at the South African operations increased by R11 million to R1,660 million (US$258 million), which was less than 1 per cent higher than operating costs in the previous quarter of R1,649 million (US$277 million) evidencing continued good cost control.

Costs at the international operations, including gold-in-process changes, were R840 million (US$132 million), 10 per cent higher than the R764 million (US$128 million) reported in the March quarter. The increase in costs at the international operations were mainly at Tarkwa due to increased costs associated with the owner mining maintenance contract and increases in the cost of consumables, together with the effect of translating costs at a weaker rand. The 7 per cent weaker rand compared with the US dollar as detailed above and the 6 per cent weakening of the rand against the Australian dollar, from R4.62 to R4.91, resulted in an increase in costs of R56 million.

Operating profit margin

The net effect of the movements in revenue and costs, after taking into account gold-in-process changes, was an operating profit of R656 million (US$103 million). This is 22 per cent higher than the R537 million (US$90 million) achieved in the March quarter. The Group margin increased from 18 per cent last quarter to 21 per cent in the June quarter, while the margin at the South African operations increased from 9 per cent to 12 per cent. The margin at the international operations increased to 34 per cent compared with 33 per cent in the previous quarter.

Amortisation

Amortisation of R391 million (US$61 million) for the June quarter increased 5 per cent when compared with the March quarter's R371 million (US$62 million). This increase arose largely at the Australian operations due to an increase in mining volumes, and the weakening of the rand against the US dollar. Amortisation at the South African operations was constant at R168 million.

Other income

Net interest and investment income after taking into account interest paid decreased from R34 million (US$6 million) in the March quarter to R15 million (US$2 million) for the June quarter. This decrease in net interest is due to gains on the Mvela interest rate swap of R33 million included in earnings in the previous quarter compared with R23 million included this quarter, with the balance of R9 million being our 33 per cent share of losses incurred at Rand Refinery, which is equity accounted.

The gain on financial instruments of R100 million (US$16 million) compares with a loss of R55 million (US$8 million) in the March quarter and represents largely realised gains on these instruments. Included in the quarter is a realised gain on the Mvela interest rate swap of R91 million (US$14 million), a gain on the Tarkwa rand/US dollar forward cover of R13 million (US$2 million) and a gain on diesel call options in Ghana of R2 million, partially offset by a R6 million (US$1 million) loss on the Australian dollar/US dollar call options.

The interest rate swap was established in relation to the loan from Mvela Gold and converted a fixed interest rate exposure to a floating rate. This instrument was established as short-term rates were significantly lower than long-term rates and the resultant upward sloping yield curve was expected to prevail for some time. This strategy yielded positive results producing net cash inflows on closure of R264 million (US$41 million) for the quarter and R317 million (US$51 million) of positive cash flow from inception of the swap.

More details on these financial instruments are given on page 15 of this report.

Exploration expenditure

Exploration expenditure increased from R43 million (US$7 million) to R61 million (US$10 million) in the June quarter – please refer the Exploration and Corporate Development section for more detail.

Exceptional Items

The exceptional loss this quarter of R359 million (US$58 million) includes the following impairments:

- Beatrix North and South sections were impaired by R124 million (US$20 million) during the quarter, with the after tax value amounting to R100 million (US$16 million). The impairment was due to the effect of restructuring at Beatrix South which is the old 2 shaft section of the mine. The impairment was based on a calculated net present value, using a gold price of R92,000 per kilogram at a real discount rate of 5 per cent before tax and applying a 1.5 times multiple i.e. a one and a half times multiple of market price to net present value. The carrying value of the Beatrix North and South sections after the write-down is R1,967 million;

- At Driefontein an impairment of R12 million (US$2 million), equal to R7 million (US$1 million) after taxation due to the closure of 10 shaft;
- At Kloof an impairment of R11 million (US$2 million), equal to R7 million (US$1 million) after taxation due to the closure of no. 3 metallurgical plant;
- At St Ives the write-off of the old mill, amounting to R61 million (A$13 million); and
- At Living Gold (the rose project at Driefontein) a write down of R52 million (US$8 million), which had no tax effect.

Also included in exceptional items are the final cost and provisions for defending the Harmony hostile bid of R145 million (US$23 million), bringing the total cost to R316 million (US$51 million). Added to this is a write-off of critical spares relating to the old mill at St Ives of R17 million (A$4 million). The above were partially offset by gains on the sale of exploration rights in Chile of R47 million (US$8 million) and the profit on the sale of shares in African Eagle Resources Limited of R10 million (US$2 million).

The exceptional loss in the March quarter of R86 million (US$14 million) was mainly related to costs incurred in defending the Harmony hostile bid.

Taxation

A taxation credit of R57 million (US$9 million) in the March quarter compares with a credit of R62 million (US$10 million) in the June quarter. The main reason for the credit this quarter is a deferred tax credit of A$36 million (R167 million) in Australia. This credit was due to a step up in tax values of assets in Australia resulting from the consolidation of the Australian operations for tax purposes as from 1 July 2003. Added to this is the tax credit on the Beatrix impairment, which amounted to R24 million. These were partially offset by the increase in taxable income due to the increased profits for the quarter.

The credit last quarter was mainly deferred tax credits of R65 million (US$11 million) at Tarkwa and R6 million (US$1 million) at Damang as a result of a decrease in the tax rate in Ghana from 32.5 per cent to 28 per cent.

Earnings

After accounting for minority interests, a loss of R14 million (US$3 million) was incurred or negative 3 SA cents per share (US$0.00 per share), compared with earnings of R11 million (US$2 million) or 2 SA cents per share (US$0.00 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R135 million (US$21 million) or 27 SA cents per share (US$0.05 per share) compared with R9 million (US$2 million) or 2 SA cents per share (US$0.00 per share) last quarter.

Earnings, excluding exceptional items as well as net gains and losses on financial instruments and foreign debt net of cash amounted to R230 million (US$37 million) or 47 SA cents per share (US$0.08 per share) compared with R128 million (US$21 million) or 26 SA cents per share (US$0.04 per share) reported last quarter.

Cash flow

Cash flow from operating activities for the quarter was R708 million (US$110 million), which was 9 per cent above the operating cash flow in the March quarter of R653 million

(US$106 million). This is due to the increase in operating profit and the closure of the Mvela interest rate swap, which resulted in a net inflow of R264 million (US$41 million), offset by the cost of the Harmony defence and the increase in exploration and sundry costs.

No dividends other than those paid to Ghanaian minorities of R48 million (US$7 million) were paid during the quarter. Last quarter R147 million (US$25 million) was paid in dividends.

Capital expenditure amounted to R442 million (US$68 million) compared with R440 million (US$75 million) in the March quarter. Expenditure at the South African operations was R24 million higher at R175 million (US$27 million). A significant portion of this expenditure was directed at the major projects, with R36 million at 1 tertiary and 5 shaft at Driefontein, R10 million at Kloof 4 shaft and R28 million at Beatrix 3 shaft. The Australian operations incurred capital expenditure of R122 million (A$24 million) compared with R151 million (A$32 million) in the March quarter. Expenditure at St Ives included development costs at Argo and Leviathan underground, and Mars open pit. At Agnew, the majority of the expenditure was spent on development, exploration and upgrading of the metallurgical plant. At the Ghanaian operations, capital expenditure amounted to R117 million (US$18 million) mainly on the new heap leach projects at the North and South sections. This compares with R77 million (US$13 million) in the previous quarter. Major projects are still forecast to be in line with approved votes. Proceeds on disposal of various Group wide mining assets amounted to R24 million (US$4 million) for the quarter.

Purchase of investments amounted to R17 million (US$3 million). R7 million (US$1 million) of this included equipment financing at St Ives, with the balance being the purchase of additional shares in African Eagle Resources amounting to R10 million. Subsequently, the majority of our holding (8.5 million shares) held in African Eagle Resources was sold and proceeds amounted to R19 million (US$3 million). The balance of the proceeds on investments sold amounted to R47 million (US$7 million) and arose from the sale of the Angelina project in Chile.

Net cash inflow for the quarter was R257 million (US$42 million). After accounting for a positive translation adjustment for the quarter of R188 million (US$13 million negative) the cash balance at the end of the June quarter was R3,375 million (US$504 million), which has increased from R2,931 million (US$474 million) at the end of March 2005.

Detailed and Operational Review

Group overview

Attributable gold production for the June 2005 quarter decreased marginally to 1,078,000 ounces when compared with the March quarter. Production from the South African operations at 687,000 ounces accounted for 64 per cent of the Group's total attributable production, compared with 711,000 ounces or 65 per cent last quarter.

At the South African operations, gold production decreased 3 per cent compared with the previous quarter. At Kloof, the decrease of 38,900 ounces was mainly due to a reduction of recovered yield during the quarter. The decline at Kloof was partially offset by an increase at Driefontein of 4,400 ounces due to increased underground volumes, and an increase at Beatrix of 9,700 ounces as a result of the redeployment of crews to more productive areas, particularly 4 shaft. Operating profit at the South African operations increased from R166 million (US$28 million) to R224 million (US$35

million), mainly as a consequence of the higher gold price, allied with continued good cost control.

Production from the Australian operations was 1 per cent higher quarter on quarter at 208,200 ounces. The increased production from the Songvang open pit at Agnew together with an excellent performance from Kim underground, offset the decrease at St Ives, which benefited from running both the old and new mills last quarter. Operating profit from the Australian operations increased quarter on quarter in rand terms from R120 million (A$26 million, US$20 million) to R159 million (A$33 million, US$25 million), primarily as a result of the increased production at Agnew. The Ghanaian operations showed an 8 per cent increase in attributable gold production to 183,000 ounces. Tarkwa and Damang both increased gold production by approximately 8 per cent. At Tarkwa the increase was due to slightly increased yield and volume, and at Damang the increase was due to increased feed grade. Ghana contributed operating profit of R274 million (US$43 million), a 9 per cent increase when compared with the March quarter.

The international operations contributed R433 million (US$68 million) or 66 per cent of the total operating profit of R656 million (US$103 million). This compares with R371 million (US$62 million) or 69 per cent of the total operating profit of R537 million (US$90 million) last quarter.

Group ore processed decreased from 12.79 million tons to 12.23 million tons, while overall yields increased 4 per cent to 2.9 grams per ton. Total cash costs in rand terms increased 4 per cent to R67,773 per kilogram, compared with R64,957 per kilogram in the March quarter. In US dollar terms, total cash costs decreased 3 per cent to US$330 per ounce, compared with US$340 per ounce last quarter, due to the weaker rand. Operating cost per ton at R202 was 10 per cent above last quarter due to the decrease in surface tons across the Group. At the South African operations surface tons reduced at all the operations, which are in the process of replacing surface tonnage with higher grade underground tons. At the international operations the decrease in surface tons was mainly at St Ives due to the decommissioning of the old mill.

South African operations

During the September 2003 quarter management took the view that the South African currency would remain stronger for longer. As a result it was decided to reposition the South African operations. As previously reported this was presented as reverting from the "Wal-Mart" strategy (more volume at lower grade) to the "SAKS 5th Avenue" strategy (less volume at grades more in line with Life of Mine ore reserve values).

To support this switch in strategy in September 2003, management introduced an initiative called **Project 500**, which, in turn, was split into two sub-projects called: **Project 400** and **Project 100**.

Project 400 was aimed at optimising revenue such that an additional R400 million would be generated per annum on an ongoing basis. This was to be achieved by eliminating non-contributing production and at the same time reducing low grade surface outputs with higher margin underground material. This strategy has proven successful and Beatrix returned a credible operating profit for the first time this year as surface material was eliminated completely from the mix. At the South African operations this strategy has led to an increase in underground yields year on year from 7.1 to 7.4 grams per ton at similar mining volumes, while surface tonnage in South Africa has been managed down to 4.4 million tons, a decrease of over 20 per cent. The life of mine grades are given in the table below.

Quarter ended	Jun 2004	Sep 2004	Dec 2004	Mar 2005	Jun 2005
Driefontein:					
Life of mine head grade as per the 2003 and 2004 annual report	8.7	8.1	8.1	8.1	8.1
Life of mine head grade adjusted for estimated metallurgical recoveries	8.4	7.8	7.8	7.8	7.8
Driefontein (underground yields achieved)	8.5	8.1	8.1	8.9	8.3
Kloof:					
Life of mine head grade as per the 2003 and 2004 annual report	9.8	10.5	10.5	10.5	10.5
Life of mine head grade adjusted for estimated metallurgical recoveries	9.5	10.2	10.2	10.2	10.2
Kloof (underground yields achieved)	9.5	9.1	9.2	9.7	8.3
Beatrix:					
Life of mine head grade as per the 2003 and 2004 annual report	5.1	5.5	5.5	5.5	5.5
Life of mine head grade adjusted for estimated metallurgical recoveries	4.9	5.3	5.3	5.3	5.3
Beatrix (underground yields achieved)	4.7	4.4	4.7	5.2	5.6

Project 100 and Project 100+

Following the successful completion of **Project 100** during December 2004, Gold Fields established a new project, **Project 100+**, utilising the capabilities and skills developed during Project 100. Project 100+ is focused on achieving ongoing and sustainable cost savings across the South African operations. It is an evergreen project management structure that maintains a pipeline of value-adding projects, ensuring their progress from concept stage to final realisation. At the end of June 2005, Project 100+ had identified more than fifteen projects with potential savings of R200 million per annum. Many of the projects are in the design phase with benefit realisation expected during the 2006 financial period and beyond. Three projects, which are expected to deliver annual savings from financial 2006 of R30 million, are complete.

Project Beyond, initiated in early 2004, is a procurement initiative targeting annual savings of between R200 million and R300 million per annum over three years, i.e. around 10 per cent of the amount expended on materials, services and capital expenditure at the South African operations. During the past financial year, the project targeted to deliver R100 million in contractual savings. Three distinct blocks of strategic sourcing initiatives were completed, focusing on overall procurement expenditure of almost R900 million, with roughly R200 million of spend still in progress. The project delivered R103 million of contract savings (12.3 per cent) on historic baseline expenditure. Savings were achieved on commodities such as grinding media, foodstuffs, mill liners, ore transport, roof and timber support, bearings, engineering repairs, and lubricants. Savings are realised as new contracts come into force and are being utilised by the mining operations. As a consequence these savings will largely be realised in the 2006 financial year. Gold Fields will continue with procurement savings initiatives in support of its cost leadership strategy and is targeting a further R75 million to R100 million savings per annum at the local operations during the 2006 financial period. Relationships with suppliers have not been compromised as a consequence of these initiatives.

It is noteworthy that, despite the achievement of major contractual savings in procurement, expenditure with BEE companies increased to over 28 per cent during the quarter. Further, Gold Fields benchmarked its BEE procurement outcomes with those of other South African major mining groups and confirmed its leading position.

The scope of Project Beyond is being extended to include the Australian and Ghanaian operations, as well as the Peruvian Cerro Corona project. Preliminary indications are that savings of more than US$20 million per annum may be achieved.

Driefontein

		June 2005	March 2005
Gold produced	- 000'ozs	297.9	293.5
Yield - underground	- g/t	8.3	8.9
- combined	- g/t	5.3	5.2
Total cash costs	- R/kg	64,548	64,520
	- US$/oz	314	337

Driefontein posted another encouraging set of results, with an increase in gold production from 293,500 ounces to 297,900 ounces quarter on quarter. The underground grade reduced from 8.9 grams to 8.3 grams per ton for the quarter as the higher gold price allowed more mining from some of the marginal areas on the western boundary of the operations. The combined yield from surface and underground increased from 5.2 grams per ton in the March quarter to 5.3 grams per ton due to improved underground volumes and mining mix this quarter. Underground tonnage increased 7 per cent from 914,000 to 978,000 tons, while surface mineralised waste tonnage reduced from 846,000 tons to 765,000 tons quarter on quarter.

The increase in underground ore tonnage had a 2 per cent impact on operating costs, which increased from R614 million (US$103 million) in the March quarter to R625 million (US$97 million) in the June quarter. Total cash costs remained flat in rand terms at R64,548 per kilogram. In US dollar terms, total cash costs decreased by 7 per cent from US$337 per ounce to US$314 per ounce as a result of the weaker rand.

Operating profit increased by 41 per cent from R133 million (US$22 million) in the March quarter to R188 million (US$30 million) in the June quarter, as a result of the increase in the rand gold price and the increase in gold output. Capital expenditure increased to R75 million (US$12 million) for the June quarter from R37 million (US$6 million) in the March quarter, in line with our policy to defer capital costs in a low rand gold price environment as was the case in the March quarter.

Gold forecast for the September quarter is slightly lower than in the June quarter. This is due to a further reduction in the surface grade and the last of the gold clean-up from No 1 plant. This could be further influenced by the outcome of the wage negotiations and calls from Cosatu for stay-aways. The cost profile for the September quarter will be affected by the wage increases implemented as from 1 July 2005.

Kloof

		June 2005	March 2005
Gold produced	- 000'ozs	225.5	264.4
Yield - underground	- g/t	8.3	9.7
- combined	- g/t	7.8	6.7
Total cash costs	- R/kg	85,445	73,915
	- US$/oz	416	386

Gold production at Kloof decreased 15 per cent from 264,400 ounces in the March quarter to 225,500 ounces in the June quarter. This was largely due to a 16 per cent decrease in broken grade attributable to high grade panels lost due to seismicity in the 3 shaft pillar and the 8 shaft complex. Number 3, 4 and 7 shafts experienced grade drop-offs due to more slope mining during the quarter and a concomitant reduction in terrace mining. Slope mining is generally associated with lower grades. The stopping of low grade surface stockpile operations at number 3 metallurgical plant resulted in a decrease of 4,800 ounces quarter on quarter.

Despite the public holidays and industrial action underground tonnage increased from 826,000 tons in the March quarter to 832,000 tons in the June quarter. Unfortunately underground yields declined from 9.7 to 8.3 grams per ton as a result of the issues previously mentioned. Surface tonnage decreased significantly due to the closure of number 3 metallurgical plant. Further surface treatment will depend on the economics of the low grade surface stockpile.

Despite the increase in underground tons milled for the quarter, operating costs at R624 million (US$97 million) for the quarter decreased by 1 per cent compared with the previous quarter's cost of R634 million (US$107 million). This resulted in an underground cost of R741 per ton, which was similar to the previous quarter. However, total cash costs increased by 16 per cent to R85,445 per kilogram (US$416 per ounce) compared with the previous quarter of R73,915 per kilogram (US$386 per ounce) in line with the lower gold production.

Operating profit decreased from R41 million (US$7 million) to a loss of R4 million (US$1 million) in the June quarter due to the decrease in gold production. Capital expenditure decreased by 21 per cent to R48 million (US$7 million) for the quarter mainly due to lower expenditure at 4 sub-vertical shaft.

Initiatives implemented to increase the mining grade are showing positive results and gold production for the September quarter is forecast to improve before returning to more historic levels in the December quarter. As a result cash costs should improve but will be dependent on the outcome of the wage negotiations.

Beatrix

		June 2005	March 2005
Gold produced	- 000'ozs	163.2	153.5
Yield - underground	- g/t	5.6	5.2
- combined	- g/t	5.6	4.8
Total cash costs	- R/kg	78,010	81,064
	- US$/oz	380	424

Gold production at Beatrix increased by 6 per cent from 153,500 ounces in the March quarter to 163,200 ounces in the June quarter. Underground ore volumes increased slightly from 897,000 tons in the March quarter to 910,000

tons in the June quarter, mainly due to increased sweepings during the quarter. The overall yield increased by 17 per cent quarter on quarter from 4.8 to 5.6 grams per ton. This increase in yield was due to improved quality mining at 1, 2 and 3 shafts (North and South sections) and more volume from the higher grade zone 5 area at 4 shaft (West section). Also, no surface rock dump material was milled in the June quarter due to the decision to stop treatment of low grade surface dumps. Increased sweepings volumes and the introduction of new mining cycles to facilitate dry sweepings resulted in increased recovery rates. Continued focus on quality issues such as reduced water usage, stope width control and increasing sweepings volumes from old gold and backlog areas continue. The logistics project at West shaft made further progress during the June quarter with only one level still to be completed. However, ground control problems are being experienced at 20 level.

Operating costs increased 2 per cent to R411 million (US$64 million) in line with the increase in underground volumes. However, total cash costs decreased by 4 per cent to R78,010 per kilogram (US$380 per ounce) from R81,064 per kilogram (US$424 per ounce) in the March quarter due to the increased production and the continued strict control on overall costs. The higher rand gold price, together with the above mentioned factors, resulted in Beatrix recording an operating profit of R39 million (US$6 million) in the June quarter, compared with a loss of R8 million (US$1 million) last quarter.

Capital expenditure was virtually unchanged quarter on quarter at R52 million (US$8 million). The majority of this expenditure was spent on underground development to increase flexibility and hydropower at 3 shaft.

Gold production for the September quarter should be lower than the June quarter as haulage access problems at 20 level, 4 shaft are being encountered. Smectite swelling has resulted in the closure of the haulage preventing access to the stoping horizon. The actions that have been put in place to open up the haulage will restrict mining from these stoping areas for approximately eight weeks. The threat of stay-aways and the outcome of wage negotiations could also affect production levels and costs in the September quarter.

International operations
Ghana
Tarkwa

		June 2005	March 2005
Gold produced	- 000'ozs	199.1	185.0
Yield – Heap Leach	- g/t	1.0	0.9
Yield – CIL Plant	- g/t	1.7	1.6
Total cash costs	- US$/oz	240	226

Tarkwa's gold production increased by 8 per cent from 185,000 ounces in the March quarter to 199,100 ounces in the June quarter, slightly above forecast due to out performance from the heap leach plant. The heap leach operation contributed 135,700 ounces, up 10,000 ounces from the previous quarter and the CIL plant contributed some 63,400 ounces, an increase of 4,100 ounces on the previous quarter, reflecting the second full quarter of CIL plant production.

A total of 5.4 million tons of ore was processed during the quarter. The CIL plant processed 1.2 million tons at a yield of 1.72 grams per ton, while ore stacked on the leach pads was 4.2 million tons at a head grade of 1.29 grams per ton, compared with 1.16 grams per ton in the March quarter. The increase in grade was in line with expectation; with March's grade being below expectation due to mining constraints in the higher grade pits. The increase in heap leach gold production versus the previous quarter reflects the larger amount of recoverable gold placed on the heaps during the quarter due to the increase in grade, the slight increase of 154,000 tons placed on the heaps and metallurgical adjustments undertaken earlier in the year. Gold-in-process release during the period at 6,000 ounces was similar to the March quarter.

The tons mined increased by 0.75 million tons for the quarter to 21.9 million tons breaking the previous quarter's record, reflecting ongoing optimisation of the new mining fleet. The stripping ratio decreased from 3.3 to 3.2 but is still being kept above the planned 2.8 for the year in order to increase mining flexibility. Mining costs were US$0.81 per ton for the quarter compared with US$0.73 per ton last quarter reflecting the increase in the maintenance cost of the fleet as stipulated in the MARC (Maintenance and Repair Contracts) due to the number of hours the units have been operating, and the increasing cost of consumables such as diesel. A diesel hedge has been put in place at Tarkwa and Damang to cap the diesel fuel cost for the next twelve months and provides a cap on global diesel prices beyond US$0.45/litre, which approximates a Brent crude oil price of around US$56 per barrel (bbl). A US$10/bbl increase in global oil prices would result in a US$4 per ounce increase in total cash costs at the Ghanaian operations.

Operating costs at US$48 million (R306 million), including gold-in-process adjustments, were US$6 million higher than the previous quarter, reflecting the increased mining and process volumes, increases in the price of consumables such as cyanide, diesel, crusher and mill steel liners and the maintenance costs of the fleet. Operating cost per ton treated was US$8.73 per ton as against US$7.90 per ton in the March quarter, reflecting these increased costs. Total cash costs at US$240 per ounce compare with the March quarter's US$226 per ounce. This level reflects the increase in commodity prices and the fleet maintenance cost.

Operating profit at US$37 million (R239 million) was the same as in the previous quarter, with the increased gold production offsetting the increase in costs. The average gold price received was US$428 per ounce, US$2 per ounce below the previous quarter. Net earnings for the quarter decreased from US$28 million (R171 million) to US$18 million (R116 million) as a result of the one-off US$11 million deferred tax release in the March quarter, which resulted from a reduction in the Ghanaian company tax rate.

The surge in global commodity prices and its impact on input costs remains a concern at this operation particularly. The increasing productivity of the new mining fleet has been key in offsetting many of the increased diesel, tyre and steel consumable price impacts to date. Initiatives that have been reported previously continue to be expanded to seek both supply chain and consumption optimisation.

Capital expenditure increased from US$10 million (R57 million) in the previous quarter to US$16 million (R101 million) in the June quarter. The majority of expenditure was spent on the construction of heap leach pads at both the North and South facilities.

Gold production and unit costs for the September quarter are expected to be similar to that of the June quarter, subject to gold-in-process movements which remain difficult to predict.

Damang

		June 2005	March 2005
Gold produced	- 000'ozs	58.2	53.9
Yield	- g/t	1.4	1.3
Total cash costs	- US$/oz	340	346

Gold production increased from 53,900 ounces during the March quarter to 58,200 ounces in the June quarter. This is directly attributable to the increase in feed grade to the plant from 1.44 grams per ton in the previous quarter to 1.54 grams per ton this quarter. The increase in grade resulted from the increase in ore mining in the new pits against treatment of lower grade stockpiles. Mill throughput for the quarter was steady at 1,262,000 tons compared with 1,257,000 in the March quarter.

Total tons mined increased from 3.12 million tons to 3.81 million tons as planned, at a strip ratio of 3.44. Mining operations continued in the Amoanda and Juno 2SE pits, with ore tonnages mined increasing from 459,000 tons in the previous quarter to 858,000 tons in the June quarter, at an average grade of 1.63 grams per ton compared with 1.43 grams per ton in March. These pits are the main source of oxide feed to the plant, although towards the end of the quarter the Juno 2SE pit was moving into the deeper fresh ore zone. The permitting process for the Tomento pit has been completed and this pit will provide an additional source of oxide feed in the new quarter.

Operating costs, including gold-in-process adjustments, increased to US$20 million (R125 million) from US$18 million (R109 million) in the March quarter reflecting higher tonnages mined, an increase in contract mining costs and haulage costs associated with the increased distance between the Amoanda pit and the plant. Cost per ton milled increased from US$13.27 to US$15.52. Total cash costs reduced slightly to US$340 per ounce. A diesel hedge has been put in place to cap the diesel fuel cost for the next twelve months.

Operating profit increased marginally to US$5 million (from R27 million to R35 million), the increased revenue being offset largely by the increase in operating costs. The average gold price received increased quarter on quarter from US$425 per ounce to US$431 per ounce.

Capital expenditure incurred during the quarter amounted to US$3 million (R17 million). The majority of this expenditure was incurred in the raising of the tailings dam, the resettlement and compensation associated with the establishment of the Tomento pit, the Damang pit cutback feasibility study and the Abosso Deeps feasibility study.

Gold production and costs are expected to be similar for the September quarter.

Australia

St Ives

		June 2005	March 2005
Gold produced	- 000'ozs	143.1	154.1
Yield – Heap Leach	- g/t	0.5	0.6
Yield – Milling	- g/t	3.5	3.4
Total cash costs	- A$/oz	450	451
	- US$/oz	348	350

Gold production for the quarter was 143,100 ounces, 7 per cent down from last quarter's 154,100 ounces. This decrease largely reflects the closure of the old mill before commencement of the quarter. The Lefroy mill ramped up to full production and achieved design throughput for the quarter, producing 121,000 ounces, though a breakdown in the gold elution system at quarter end actually resulted in a further 7,000 ounces being accumulated in this system. The contribution from the heap leach operation was similar to the March quarter at 10,000 ounces. Clean-up around the old mill accounted for the remaining gold production.

Total tons processed during the quarter amounted to 1.70 million, a decrease of 16 per cent from the March quarter due to the closure of the old mill. During the March quarter the old mill and the new Lefroy mill ran concurrently during the commissioning of the latter. For the quarter, 1,101,000 tons were processed through the Lefroy mill, compared with 840,000 tons last quarter. Heap leach operations treated 597,000 tons of ore, up 7 per cent from last quarter.

The average head grade processed at 2.9 grams per ton was marginally above the March quarter's 2.7 grams per ton. Yield at the heap leach operation was 0.5 grams per ton compared with 0.6 grams per ton last quarter, while the yield at the Lefroy mill at 3.5 grams per ton was higher than the 2.7 grams per ton in the previous quarter. The initial stages of commissioning of Lefroy in the March quarter involved processing of low grade ores.

While the Lefroy mill achieved design capacity during the quarter, operations have been interrupted and recovery affected by some shortcomings in the plant piping and materials handling systems. These problems are typical of a new plant and rectification of these issues was largely completed during the quarter, with benefits seen towards the end of the period. Continued emphasis on the gravity and carbon circuits in the September quarter is expected to result in additional recovery improvements.

Mining operations produced 1.64 million tons of ore during the quarter as planned, an increase of 27 per cent on the previous quarter's 1.29 million tons. Open pit head grade improved from 1.51 to 1.64 grams per ton quarter on quarter as planned. Waste movement was reduced and will reduce somewhat further in the September quarter, as the target ore zones become exposed, particularly in the Mars open pit. During the quarter, 4.5 million tons of open pit ore and waste were mined at an average strip ratio of 3.1 (March quarter: 5.6 million tons at a strip ratio of 6.1).

Overall the underground mining operations performed to expectation, producing 538,000 tons of ore at 5.6 grams per ton (March 501,000 tons at 5.5 grams per ton). A reduction in ore volumes from Junction, at which mining was completed in May, was offset by increased output from Argo and the Leviathan complex. Leviathan continued to exceed expectations, while improvements at Argo resulted in its best quarter to date.

Operating costs, including gold-in-process adjustments, decreased from A$72 million (R331 million) to A$67 million (R327 million), reflecting the lower volumes milled but also improvements in unit costs, particularly on the underground mines. Total cash costs at A$450 per ounce (US$348 per ounce) were unchanged quarter on quarter and remained considerably beyond our target of below A$400 per ounce. This was primarily due to the milling of high cost stockpiles (GIP charges contributed A$31 per ounce), some costs associated with the ramp up of the Lefroy mill and a further A$24 per ounce due to the write-down of stockpile carrying values and the costs associated with selling the old mill. By quarter end underlying cost performance of the mining operations were on near term target.

Operating profit at A$13 million (R65 million) in the June quarter equalled that of the March quarter despite the decrease in gold production. This was due to the closure of the high-cost old mill at the end of last quarter, plus an improved performance from the underground mines, and despite the additional charges referred to above.

Capital expenditure for the June quarter amounted to A$16 million (R86 million) compared with A$15 million (R72 million) in the March quarter. This increase was driven by an increase in development mainly at Leviathan and the final costs for the Lefroy mill.

As a result of a slow start up in July, production for the September quarter is expected to be slightly lower than the June quarter. Costs are expected to trend downwards over the September quarter as the operation reaches steady state.

Agnew

		June 2005	March 2005
Gold produced	- 000'ozs	65.1	52.8
Yield	- g/t	6.4	5.6
Total cash costs	- A$/oz	265	300
	- US$/oz	205	233

Gold produced at Agnew increased from 52,800 ounces in the March quarter to 65,100 ounces in the June quarter, well above forecast. This was primarily due to a 7 per cent increase in mill throughput to 315,000 tons and an 18 per cent increase in head grade due to an excellent performance from the Kim underground mine.

Underground mining from the Waroonga underground complex (Kim and Main Lodes) increased 26 per cent to 122,000 tons of ore resulting in gold production increasing to 52,000 ounces, against 42,000 ounces in the March quarter, reflecting ongoing increases in productivity in the Kim mine and the ramp up of the new Main Zone mine. Limited stope production at Kim South, referred to in the March report, indicated its similarity to the main Kim ore body.

Open pit mining at Songvang continued at the planned rate. Although this phase of mining is predominantly waste stripping, ore production from this mine now exceeds mill capacity and of the 237,000 tons of ore mined only 198,000 tons was treated, accounting for 13,000 ounces of the quarter's gold production. Ore stockpiling is now underway at the Agnew mill.

Operating costs, including gold-in-process adjustments, increased in line with the increase in production from A$16 million (R74 million) in the March quarter to A$17 million (R82 million) in the June quarter. Total cash costs decreased from A\$300 per ounce (US\$233 per ounce) in the March quarter to A\$265 per ounce (US\$205 per ounce) in the June quarter. This decrease was a result of the increase in gold production, from the increased tons and grade mined at the Waroonga complex.

Agnew's operating profit increased from A\$13 million (R60 million) to A\$20 million (R94 million) in the June quarter, reflecting the increase in mining activity. Capital expenditure decreased from A\$17 million (R80 million) to A\$7 million (R36 million) in the June quarter. This decrease is predominantly a result of decreased waste stripping at the Songvang open pit.

Gold production for the September quarter is expected to be lower than the June quarter due to lower grade ore to the mill, as projection of the Kim out performance is not warranted. This also reflects a planned decrease in the Waroonga underground ore grade as stoping commences in the lower-grade Main Lode. Cash costs are expected to increase with the drop in mill feed grade.

Year ended 30 June 2005 compared with year ended 30 June 2004

Safety performance

Financial 2005 saw an improvement in all safety statistics when compared with the previous year. The fatal injury frequency rate (FIFR) improved 33 per cent from 0.27 to 0.18 per million hours worked, a record for Gold Fields. The days lost frequency rate improved 8 per cent from 384 to 353 per million hours worked, while the serious injury and the lost day injury frequency rates improved 6 and 9 per cent respectively. Beatrix and the international operations achieved the Canadian benchmark of 0.10 FIFR, with Beatrix North and South achieving more than 3 million fatality free shifts.

Financial and operational performance

Attributable gold production increased 2 per cent from 4.16 million ounces for the year ended June 2004 to 4.22 million ounces produced in financial 2005. At the South African operations production increased marginally from 2.80 million ounces to 2.82 million ounces, mainly due to an increase in underground yields from 7.1 to 7.4 grams per ton. This was as a result of the reduction in marginal areas and low grade surface material, as we changed from the high-volume low-grade "Wal-Mart" strategy to the lower-volume higher-grade "Saks 5th Avenue" strategy. At the international operations production increased 3 per cent from 1.35 million ounces to 1.40 million ounces. This was mainly due to the increase achieved at Tarkwa from the commissioning of the new growth projects during the year.

Revenue decreased marginally in rand terms (increased 11 per cent in US dollar terms) from R11,773 million (US\$1,706 million) to R11,756 million (US\$1,893 million). This was due to a reduction in the rand gold price achieved, from R85,905 per kilogram (US\$387 per ounce) in financial 2004 to R84,218 per kilogram (US\$422 per ounce) in financial 2005.

Operating costs, including gold-in-process movements, increased from R9,458 million to R9,471 million, a minimal

increase considering the increased production, above inflation wage increases in South Africa and the significant price increase of important inputs – namely fuel, steel and cyanide to mention but a few. The minimal increase was due to cost saving initiatives and the impact of translating costs at the international operations into South African rand at a stronger rand US and Australian dollar exchange rate than the corresponding year. The rates strengthened from an average of US\$1 = R6.90 to US\$1 = R6.21, a 10 per cent increase and from A\$1 = R4.92 to A\$1 = R4.66, a 6 per cent increase year on year. Total cash costs in rand terms, year on year, were actually down 2 per cent from R67,075 per kilogram (US\$302 per pounce) to R66,041 per kilogram (US\$331 per ounce) due to the above factors. At the South African operations costs were marginally lower at R6,660 million for the year compared with R6,683 million the previous year. This was despite above inflation wage increases and the slightly higher production referred to above, as this was offset by the cost saving initiatives implemented over the year. At the international operations unit cash costs increased from US\$251 per ounce to US\$273 per ounce, mainly due to lower production at Damang and St Ives. Damang lost high grade ore as the main pit was depleted while St Ives closed its high grade Junction mine.

Operating profit at R2,286 million (US\$368 million), compared with R2,315 million (US\$336 million) in the previous year.

Earnings excluding gains and losses on financial instruments and foreign debt and exceptional items amounted to R452 million (US\$73 million) this year compared with R587 million (US\$85 million) in financial 2004.

Net earnings were R180 million (US\$29 million) compared with R768 million (US\$111 million) in the previous year. The reduction in earnings was due to the cost of defending the Harmony hostile bid and the cost of the failed IAMGold transaction at R316 million (US\$51 million) and R58 million (US\$9 million) respectively. Added to this was the increase in amortisation of R276 million (US\$64 million), mainly at Tarkwa due to the commissioning of the new mill and owner mining projects and due to the impact of a reclassification of ore reserves from 7 shaft to 4 shaft, at Kloof.

Capital and development projects

Damang pit cutback project

During the quarter, the decision was taken to proceed with the large scale cutback of the Damang pit at the Damang mine in Ghana. This pit had previously been the source of high grade ores for this mine but the original pit had reached the end of its life in the March quarter.

The cutback will be undertaken largely on the east and west walls and initial mining is underway. The cutback will involve the mining of some 51 million tons of waste and 9 million tons of ore over a 5 year period, delivering some 710,000 ounces of gold to the Damang mill. The total capital investment will be US\$44 million. Significant ore production from this source will only commence in the latter part of financial 2007. The execution of this project will secure a life for this mine through to 2010, creating further opportunities for unlocking other deposits in the Damang lease area.

Exploration drilling is continuing on this mine with current focus on the expansion of the Amoanda, Rex and Tomento reserves, resource drilling at Abosso Deeps along with early stage testing of various other anomalies on the lease.

Cerro Corona in Peru

During the past quarter, the final Environmental Impact Study was submitted to the Peruvian Ministry of Energy and Mines (MEM) for review, comment and approval. In addition to this, a voluntary round of public information workshops were held in the project's area of influence to keep the local populace up to date on the project status and site activities. Local support for the project remains very strong in spite of the difficulties the mining industry is experiencing in Peru at this time.

During the September quarter, a third round of official workshops will be held in six communities with the assistance of MEM. The public hearing for the project, which will be directed by MEM is to be held in the nearby community of Hualgayoc and permit approval is still expected in late October 2005.

Site work during the period was largely focused on geotechnical activities in support of the ongoing design engineering work being developed by Hatch, the EPC contractor. Additionally, a number of monitoring wells and a primary pumping well for future pit dewatering were largely completed.

The detailed engineering design work for the plant and tailings facility are on schedule with 40 per cent of the drawings and the generation of a ±10 per cent capital and operating cost estimate due in the September quarter. As a result of these two timelines a project decision is expected in the last quarter of the calendar year.

Arctic platinum project

At the end of the March quarter we announced that the feasibility study had been completed and it had been determined that we would not be proceeding with the development of the large scale Suhanko Project, which was the basis of the feasibility study. Accordingly, staff numbers were reduced during the quarter to a bare minimum to reduce holding costs.

Discussions are continuing with a number of companies that have expressed an interest in participating in the development of this project.

Exploration and corporate development

Gold Fields continued its exploration programme with drilling on five projects during the quarter.

At the Essakan project in Burkina Faso, Gold Fields together with joint venture partner Orezone Resources Inc. (TSX: "ORZ") continues to drill the Essakan Main Zone as part of a planned pre-feasibility study expected to be completed during calendar 2005. The project continues to deliver results suggesting potential resource upgrades. On the 100 per cent owned Bibiani project in Ghana, an agreement in principle has been reached with Newmont for sale of the asset subject to Ghanaian government approval. At the 100 per cent Telikan project in Guinea, field work consisting of geochemical sampling and geologic mapping is ongoing. At the 80 per cent owned Kisenge project in the southern DRC, mechanised auger sampling of the extensive termite geochemical anomalies continues. A formal process of marketing the prospect to a potential partner has begun.

Initial core drilling at the Central Victoria project in Australia has confirmed a mineralised horizon in two holes within a 3.2 kilometre gold-in-bedrock anomaly on Gold Fields 100 per cent owned Lockington tenement. Follow-up work on this target will take place during the first quarter of the new fiscal year. In China, initial core drilling was completed on the Heishan joint venture (JV) in Shandong province, part of the Shandong JV with Sino Gold. Field work continues on the Fujian JV with partners Zijin Mining (HKSE: "2899"). Our 8.4 per cent equity holding in Sino Gold (ASX: "SGX") continues to deliver interesting results with the granting of their mining licence at Jinfeng and interesting drill results at their White Mountain prospect.

Comaplex Minerals Corp (TSX: "CMF"), a Canadian company that is developing the Meliadine project in the Nunavut province in which Gold Fields owns a 19.8 per cent interest, has begun drilling during the summer season. Gold Fields is providing technical assistance to Comaplex during this program. GoldQuest Mining Corporation (TSX Venture: "GQC") in which Gold Fields has a 9.2 per cent interest has reported encouraging drill results from its Cerro Dorado prospect in Dominican Republic. During the quarter, Gold Fields and 4.5 per cent owned Committee Bay Resources (TSX: "CBR") reached a letter agreement whereby CBR would spend the next C$10 million in exploration on the Committee Bay JV after which Gold Fields would have an option to spend the next C$15 million, thereby retaining its 55 per cent interest, or sell its interest for 7 million shares in CBR. Drilling has commenced on the project with encouraging results reported by CBR at the Raven prospect. Drilling has also commenced in Nevada on property controlled by CMQ Resources Inc. (TSX Venture: "CMQ") in which Gold Fields has a 9.7 per cent interest.

Corporate

Norilsk Nickel joins Gold Fields board

Following an invitation from Gold Fields to Norilsk Nickel to nominate two members to the Gold Fields board, Mr. Sergei Stefanovich and Dr. Artem Grigorian were officially appointed as non-executive directors of Gold Fields Limited on 21 June 2005. Norilsk Nickel is Gold Fields' largest shareholder with an interest of 20 per cent in the company.

Harmony hostile offer defeated

On 20 May 2005 the High Court of South Africa (Witwatersrand Local Division) handed down a judgement, the effect of which is that:

- Harmony's offer lapsed on 18 December 2004;
- Gold Fields has not, subsequent to 18 December 2004, been subject to the provisions of the Securities Regulation Panel Code or any Code Rules affecting a target company or an offeree company;
- the Harmony offer was not capable in law of being revised or reinstated after it lapsed on 18 December 2004 and is not capable in law of being revised or reinstated at the current time; and
- Harmony is precluded from making any further offer for the shares of Gold Fields for a period of 12 months from 18 December 2004.

Reflecting on the seven-month hostile bid, Gold Fields Chief Executive Ian Cockerill said: "It has been a long, drawn-out and costly process, but here at Gold Fields we have already put it firmly behind us. We are looking ahead and focusing entirely on our Company's operations and our future. We did not want this hostile bid, but during the offer period, I believe we proved beyond doubt that Gold Fields is a strong and competitive gold player, with the assets, the people, the strength and the strategy to deliver superior value for our shareholders. Now our sole aim is to concentrate on further improving our performance and on growth."

Of the 11.5 per cent of the Gold Fields shares acquired by Harmony, approximately 30 million or 6 per cent were sold to institutions during the second week in June.

Legal

A purported class action lawsuit was filed against Gold Fields Limited in the New York State Supreme Court on 6 May 2003. On 9 July 2004, a separate lawsuit was filed in the New York federal district court by six individuals against Gold Fields and a number of other defendants. These lawsuits allege purported human rights violations and other wrongful acts among other allegations. Plaintiffs in either action have not effected service of the complaints within the normal prescribed periods. However, in the event the complaints are served, Gold Fields will vigorously defend itself and anticipates moving to dismiss the claims on numerous grounds.

Social Responsible Investment Index

In the second round of the JSE Social Responsibility Investment Index, Gold Fields has been ranked in the top 20 per cent of high impact companies. Ranking is based on positive social and economic investment, corporate governance and environmental performance. High impact companies include those with the most potential to cause damage to the environment and include 22 companies, the majority of which are mining companies.

Gold Fields corporate citizenship initiatives include:

- An extensive corporate social investment programme benefiting many communities in far-flung and remote rural parts of Southern Africa;

- An innovative venture capital programme aimed at establishing new businesses in mining communities, which can grow into industries to eventually replace mining as the main source of economic activity in these communities. The Living Gold cut rose facility in Merafong, which has more than 300 employees, is an example of such a non-mining alternative livelihood project;

- Gold Fields has been a leader in the field of HIV/Aids in South Africa with a comprehensive programme encompassing all facets of prevention and treatment. An estimated 1,600 employees are enrolled in the Company's HIV/Aids Wellness programme; and

- Gold Fields has over the past two decades been a pioneer in the support and promotion of environmental education throughout Southern Africa and has been instrumental in establishing more than 20 environmental education facilities and programmes throughout the SADC region. One such example is the Gold Fields Participatory Course in Environmental Education run by the Gold Fields Environmental Education and Sustainability Unit at Rhodes University, which has been attended by thousands of students over the past ten years.

Awards

ISO 14000, achieved at all the South African operations three years ago came up for review during the quarter. All the South African operations once again achieved the upgraded

ISO 14001 : 2004 certificate. The international operations come up for review next year.

Gold Fields was among the most honoured companies at the recent annual awards in Johannesburg hosted by the Investment Analysts Society of Southern Africa (IASA). Gold Fields picked up Squirrel awards for "best reporting and communication" in the resources, diamonds, precious metals and minerals category for the 2004 calendar year. The group also received the Samrec/IASA award for the best reporting of mineral reserves according to the Samrec code. This is the third year in succession that Gold Fields has received both awards.

Dividend

The company's policy is to pay out 50 per cent of its earnings, subject to investment opportunities and after excluding impairments. Earnings are adjusted to exclude unrealised gains and losses on financial instruments and foreign debt, but are adjusted to include cash payments and receipts in relation to such underlying financial instruments. A final dividend has been declared payable to all shareholders as follows:

- final dividend number 63: 40 SA cents per share
- last date to trade cum-dividend: Friday 19 August 2005
- sterling and US dollar conversion date: Monday 22 August 2005
- trading commences ex-dividend: Monday 22 August 2005
- record date: Friday 26 August 2005
- payment date: Monday 29 August 2005

Share certificates may not be dematerialised or rematerialised between Monday, 22 August 2005 and Friday, 26 August 2005, both dates inclusive.

Outlook for September 2005 quarter

Gold production for the September quarter is forecast to be slightly lower than the June quarter and could also be impacted by industrial action at the South African operations. Operating costs should increase due to the wage increases effective from 1 July at the South African operations. Added to this is the effect of converting the US dollar based operations in Ghana at a weaker rand.

Basis of accounting

The unaudited quarter and year-end results have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the June 2005 quarter and financial 2005 are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied at the previous year-end.

Audit review

The year-end results have been reviewed in terms of Rule 3.23 of the listing requirements of the JSE Securities Exchange SA by the Company's auditors, PricewaterhouseCoopers Inc. This unqualified review opinion is available upon request from the Company Secretary and on the web site.

I.D. Cockerill
Chief Executive Officer
4 August 2005

Income Statement

International Financial Reporting Standards Basis

SA Rand	Quarter			Year ended	
(Figures are in millions unless otherwise stated)	June 2005	March 2005	June 2004	June 2005	June 2004
Revenue	**3,156.3**	2,949.7	2,869.2	**11,756.3**	11,772.8
Operating costs	**2,474.2**	2,350.7	2.363.5	**9,502.0**	9,410.8
Gold inventory change	**26.1**	62.1	(39.5)	**(31.4)**	46.9
Operating profit	**656.0**	536.9	545.2	**2,285.7**	2,315.1
Amortisation and depreciation	**391.2**	371.1	332.2	**1,512.1**	1,236.3
Net operating profit	**264.8**	165.8	213.0	**773.6**	1,078.8
Finance income	**11.2**	33.6	104.0	**97.5**	132.3
- Net interest and investment income	**15.1**	33.7	27.9	**80.6**	29.1
- Exchange (loss)/gain on foreign debt, net of cash	**(3.9)**	(0.1)	76.1	**16.9**	103.2
Gain/(loss) on financial instruments	**100.3**	(54.7)	(71.1)	**344.0**	129.0
Other (expense)/income	**(17.6)**	(7.3)	(31.3)	**(53.3)**	10.1
Exploration expenditure	**(60.6)**	(42.8)	(61.7)	**(197.4)**	(196.5)
Profit before tax and exceptional items	**298.1**	94.6	152.9	**964.4**	1,153.7
Exceptional loss	**(359.2)**	(86.1)	(432.2)	**(554.7)**	(175.7)
(Loss)/profit before taxation	**(61.1)**	8.5	(279.3)	**409.7**	978.0
Mining and income taxation	**(61.7)**	(57.2)	(124.2)	**101.5**	60.5
- Normal taxation	**57.3**	63.1	48.3	**262.1**	206.6
- Deferred taxation	**(119.0)**	(120.3)	(172.5)	**(160.6)**	(146.1)
Profit/(loss) after taxation	**0.6**	65.7	(155.1)	**308.2**	917.5
Minority interest	**14.5**	54.5	30.4	**128.5**	149.9
Net earnings	**(13.9)**	11.2	(185.5)	**179.7**	767.6
Exceptional items:					
Profit on sale of investments	**10.0**	1.4	-	**50.3**	95.6
Harmony hostile bid costs	**(145.1)**	(87.5)	-	**(315.5)**	-
Profit on sale of mineral rights	**-**	-	-	**-**	187.2
Profit on sale of exploration rights	**46.6**	-	-	**46.6**	-
IAMGold transaction costs	**6.9**	-	-	**(57.9)**	-
Write off of mineral rights	**-**	-	(0.1)	**-**	(24.8)
Impairment of critical spares – St Ives	**(17.2)**	-	-	**(17.2)**	-
Retirement of healthcare obligations	**-**	(4.8)	-	**(4.8)**	(5.0)
Impairment of assets	**(260.9)**	-	(426.2)	**(260.9)**	(426.2)
Other	**0.5**	4.8	(5.9)	**4.7**	(2.5)
Total exceptional items	**(359.2)**	(86.1)	(432.2)	**(554.7)**	(175.7)
Taxation	**56.9**	0.8	112.8	**53.9**	154.8
Net exceptional items after tax and minority interest	**(302.3)**	(85.3)	(319.4)	**(500.8)**	(20.9)
Net earnings per share (cents)	**(3)**	2	(39)	**37**	158
Headline earnings	**134.6**	9.4	128.9	**291.3**	763.1
Headline earnings per share (cents)	**27**	2	26	**59**	157
Diluted earnings per share (cents)	**(3)**	2	(40)	**36**	156
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	**229.6**	127.5	102.3	**451.9**	586.9
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	**47**	26	21	**92**	121
Gold sold – managed kg	**35,836**	35,993	34,267	**139,594**	137,044
Gold price received R/kg	**88,076**	81,952	83,731	**84,218**	85.905
Total cash costs R/kg	**67,773**	64,957	66,218	**66,041**	67,075

Income Statement

International Financial Reporting Standards Basis

US Dollar		Quarter				Year ended	
(Figures are in millions unless otherwise stated)		June 2005	March 2005	June 2004		June 2005	June 2004
Revenue		**492.4**	495.2	434.3		**1,893.1**	1,706.2
Operating costs		**385.5**	395.1	357.1		**1,530.1**	1,363.9
Gold inventory change		**4.3**	9.8	(5.5)		**(5.1)**	6.8
Operating profit		**102.6**	90.3	82.7		**368.1**	335.5
Amortisation and depreciation		**60.9**	62.4	50.0		**243.5**	179.2
Net operating profit		**41.7**	27.9	32.7		**124.6**	156.3
Finance income		**1.6**	5.7	15.1		**15.7**	19.2
- Net interest and investment income		**2.3**	5.6	4.0		**13.0**	4.2
- Exchange (loss)/gain on foreign debt, net of cash		**(0.7)**	0.1	11.1		**2.7**	15.0
Gain/(Loss) on financial instruments		**15.7**	(8.1)	(9.9)		**55.4**	18.7
Other (expense)/income		**(2.8)**	(1.2)	(4.4)		**(8.6)**	1.5
Exploration expenditure		**(9.5)**	(7.2)	(9.2)		**(31.8)**	(28.5)
Profit before tax and exceptional items		**46.7**	17.1	24.3		**155.3**	167.2
Exceptional loss		**(57.5)**	(14.3)	(62.1)		**(89.3)**	(25.5)
(Loss)/profit before taxation		**(10.8)**	2.8	(37.8)		**66.0**	141.7
Mining and income taxation		**(10.3)**	(8.7)	(17.7)		**16.3**	8.7
- Normal taxation		**8.8**	10.7	7.3		**42.2**	29.9
- Deferred taxation		**(19.1)**	(19.4)	(25.0)		**(25.9)**	(21.2)
Profit/(loss) after taxation		**(0.5)**	11.5	(20.1)		**49.7**	133.0
Minority interest		**2.1**	9.1	4.6		**20.7**	21.7
Net earnings		**(2.6)**	2.4	(24.7)		**29.0**	111.3
Exceptional items:							
Profit on sale of investments		**1.5**	0.4	0.2		**8.1**	13.9
Harmony hostile bid costs		**(23.0)**	(14.5)	-		**(50.8)**	-
Profit on sale of mineral rights		**-**	-	1.9		**-**	27.1
Profit on sale of exploration rights		**7.5**	-	-		**7.5**	-
IAMGold transaction costs		**1.3**	(0.2)	-		**(9.3)**	-
Write off of mineral rights		**-**	-	(1.6)		**-**	(3.6)
Impairment of critical spares – St Ives		**(2.8)**	-	-		**(2.8)**	-
Retirement of healthcare obligations		**-**	(0.8)	-		**(0.8)**	(0.7)
Impairment of assets		**(42.0)**	-	(61.8)		**(42.0)**	(61.8)
Other		**-**	0.8	(0.8)		**0.8**	(0.4)
Total exceptional items		**(57.5)**	(14.3)	(62.1)		**(89.3)**	(25.5)
Taxation		**9.2**	0.1	16.4		**8.7**	22.4
Net exceptional items after tax and minority interest		**(48.3)**	(14.2)	(45.7)		**(80.6)**	(3.1)
Net earnings per share (cents)		**-**	-	(5)		**6**	23
Headline earnings		**21.4**	1.9	20.0		**46.9**	110.6
Headline earnings per share (cents)		**5**	-	4		**10**	23
Diluted earnings per share (cents)		**-**	-	(5)		**6**	23
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items		**36.6**	21.0	15.9		**72.8**	85.1
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)		**8**	4	4		**15**	18
SA rand/US dollar conversion rate		**6.39**	5.95	6.60		**6.21**	6.90
Gold sold – managed	ozs (000)	**1,152**	1,157	1,102		**4,488**	4,406
Gold price received	$/oz	**429**	428	395		**422**	387
Total cash costs	$/oz	**330**	340	312		**331**	302

Balance Sheet

International Financial Reporting Standards Basis

(Figures are in millions unless otherwise stated)	SA Rand		US Dollars	
	June 2005	June 2004	June 2005	June 2004
Property, plant and equipment	16,959.5	15,828.6	2,531.3	2,512.5
Non-current assets	389.0	331.4	58.1	52.6
Investments	992.8	801.2	148.2	127.2
Current assets	5,656.1	6,241.9	844.2	990.8
- Other current assets	2,281.1	2,107.4	340.5	334.5
- Cash and deposits	3,375.0	4,134.5	503.7	656.3
Total assets	**23,997.4**	23,203.1	**3,581.8**	3,683.1
Shareholders' equity	15,724.6	14,949.3	2,347.0	2,372.9
Minority interest	809.5	662.9	120.8	105.2
Deferred taxation	3,249.8	3,336.1	485.0	529.5
Long-term loans	1,176.0	1,428.6	175.5	226.8
Environmental rehabilitation provisions	905.8	715.4	135.2	113.6
Post-retirement healthcare provisions	24.1	58.1	3.6	9.2
Current liabilities	2,107.6	2,052.7	314.7	325.9
- Other current liabilities	1,820.1	1,846.0	271.8	293.1
- Current portion of long-term loans	287.5	206.7	42.9	32.8
Total equity and liabilities	**23,997.4**	23,203.1	**3,581.8**	3,683.1
S.A. rand/US dollar conversion rate			6.70	6.30
S.A. rand/Australian dollar conversion rate			5.15	4.41

Statement of changes in equity

International Financial Reporting Standards Basis

(Figures are in millions unless otherwise stated)	SA Rand		US Dollars	
	June 2005	June 2004	June 2005	June 2004
Balance as at the beginning of the financial year	14,949.3	11,295.5	2,372.9	1,450.0
Currency translation adjustment and other	852.6	(1,031.7)	(14.5)	239.4
Issue of share capital	0.4	9.5	0.1	1.4
Increase of share premium	21.7	1,567.1	3.5	227.1
Equity component of Mvela loan	-	3,130.2	-	453.7
Marked to market valuation of listed investments	65.4	(119.8)	10.5	(17.4)
Dividends	(344.5)	(669.1)	(54.5)	(92.6)
Net earnings	179.7	767.6	29.0	111.3
Balance as at the end of June	**15,724.6**	14,949.3	**2,347.0**	2,372.9

Reconciliation of headline earnings with net earnings

(Figures are in millions unless otherwise stated)	SA Rand		US Dollars	
	June 2005	June 2004	June 2005	June 2004
Net earnings	**179.7**	767.6	**29.0**	111.3
Profit on sale of investments	(50.3)	(95.6)	(8.1)	(13.9)
Taxation effect of profit on sale of investments	3.1	19.1	0.5	2.8
Profit on sale of mineral rights	-	(187.2)	-	(27.1)
Taxation effect of sale of mineral rights	-	(53.0)	-	(7.7)
Impairment of assets	260.9	426.2	42.0	61.8
Taxation effect of impairment of assets	(51.7)	(111.4)	(8.3)	(16.1)
Profit on sale of exploration rights	(46.6)	-	(7.5)	-
Asset sales and other after tax adjustments	(3.8)	(2.6)	(0.7)	(0.5)
Headline earnings	**291.3**	763.1	**46.9**	110.6
Headline earnings per share (cents)	**59**	157	**10**	23
Based on headline earnings as given above divided by 491,987,508 (June 2004 – 485,020,966) being the weighted average number of ordinary shares for the year				

Cash Flow Statements

International Financial Reporting Standards Basis

SA Rand		Quarter			Year ended	
(Figures are in millions unless otherwise stated)		June 2005	March 2005	June 2004	June 2005	June 2004
Cash flow from operating activities		**707.9**	653.2	436.3	**1,792.1**	1,672.3
Profit before tax and exceptional items		**298.1**	94.6	152.9	**964.4**	1,153.7
Exceptional items		**(359.2)**	(86.1)	(432.2)	**(554.7)**	(175.7)
Amortisation and depreciation		**391.2**	371.1	332.2	**1,512.1**	1,236.3
Change in working capital		**68.1**	266.0	211.0	**(11.2)**	179.6
Taxation paid		**(69.0)**	(40.9)	(49.4)	**(230.6)**	(522.6)
Other non-cash items		**378.7**	48.5	221.8	**112.1**	(199.0)
Dividends paid		**(48.2)**	(146.5)	-	**(455.7)**	(669.1)
Ordinary shareholders		**(0.1)**	(147.7)	-	**(344.5)**	(669.1)
Minority shareholders in subsidiaries		**(48.1)**	1.2	-	**(111.2)**	-
Cash utilised in investing activities		**(403.0)**	(595.1)	(998.2)	**(2,199.4)**	(3,066.0)
Capital expenditure – additions		**(441.8)**	(439.7)	(937.5)	**(2,163.8)**	(2,880.1)
Capital expenditure – proceeds on disposal		**23.5**	-	-	**63.6**	391.7
Purchase of investments		**(17.2)**	(129.8)	(26.5)	**(188.5)**	(706.9)
Proceeds on the disposal of investments		**19.5**	5.6	-	**115.7**	201.9
Proceeds on disposal of exploration rights		**46.6**	-	-	**46.6**	-
Environmental and post-retirement healthcare payments		**(33.6)**	(31.2)	(34.2)	**(73.0)**	(72.6)
Cash flow from financing activities		**-**	(125.9)	64.6	**(56.9)**	5,417.8
Equity portion of Mvela loan		**-**	-	-	**-**	2,453.6
Debt portion of Mvela loan		**-**	-	-	**-**	1,653.4
Loans received		**0.1**	-	-	**16.9**	-
Loans repaid		**(0.1)**	(132.7)	(0.1)	**(206.8)**	(294.0)
Minority shareholder's loan received		**-**	-	60.5	**110.9**	88.6
Shares issued		**-**	6.8	4.2	**22.1**	1,516.2
Net cash inflow/(outflow)		**256.7**	(214.3)	(497.3)	**(919.9)**	3,355.0
Translation adjustment		**187.5**	167.6	(69.1)	**160.4**	(261.3)
Cash at beginning of period		**2,930.8**	2,977.5	4,700.9	**4,134.5**	1,040.8
Cash at end of period		**3,375.0**	2,930.8	4,134.5	**3,375.0**	4,134.5

US Dollar		Quarter			Year ended	
(Figures are in millions unless otherwise stated)		June 2005	March 2005	June 2004	June 2005	June 2004
Cash flow from operating activities		**110.2**	106.2	65.9	**287.4**	242.4
Profit before tax and exceptional items		**46.7**	17.1	24.3	**155.3**	167.2
Exceptional items		**(57.5)**	(14.3)	(62.1)	**(89.3)**	(25.5)
Amortisation and depreciation		**60.9**	62.4	50.0	**243.5**	179.2
Change in working capital		**11.1**	42.4	30.5	**(1.8)**	26.0
Taxation paid		**(12.5)**	(8.4)	(8.1)	**(38.4)**	(75.7)
Other non-cash items		**61.5**	7.0	31.3	**18.1**	(28.8)
Dividends paid		**(7.2)**	(25.1)	-	**(71.8)**	(92.6)
Ordinary shareholders		**-**	(25.1)	-	**(54.5)**	(92.6)
Minority shareholders in subsidiaries		**(7.2)**	-	-	**(17.3)**	-
Cash utilised in investing activities		**(61.7)**	(100.0)	(148.7)	**(354.3)**	(444.2)
Capital expenditure – additions		**(67.9)**	(75.0)	(139.0)	**(348.4)**	(417.4)
Capital expenditure – proceeds on disposal		**3.7**	0.1	-	**10.2**	56.8
Purchase of investments		**(2.5)**	(21.2)	(5.2)	**(30.4)**	(102.4)
Proceeds on the disposal of investments		**2.9**	1.2	0.5	**18.6**	29.3
Proceeds on disposal of exploration rights		**7.5**	-	-	**7.5**	-
Environmental and post-retirement healthcare payments		**(5.4)**	(5.1)	(5.0)	**(11.8)**	(10.5)
Cash flow from financing activities		**1.2**	(21.0)	8.8	**(9.1)**	774.8
Equity portion of Mvela loan		**-**	-	-	**-**	350.5
Debt portion of Mvela loan		**-**	-	-	**-**	236.2
Loans received		**-**	-	-	**2.7**	-
Loans repaid		**0.4**	(22.1)	-	**(33.3)**	(40.7)
Minority shareholder's loan received		**0.8**	-	5.1	**17.9**	9.1
Shares issued		**-**	1.1	3.7	**3.6**	219.7
Net cash inflow/(outflow)		**42.5**	(39.9)	(74.0)	**(147.8)**	480.4
Translation adjustment		**(13.0)**	(8.3)	9.3	**(4.8)**	42.3
Cash at beginning of period		**474.2**	522.4	721.0	**656.3**	133.6
Cash at end of period		**503.7**	474.2	656.3	**503.7**	656.3

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IFRS 39, except for the debt portion of the interest rate swap which has been hedge accounted, and accordingly the positions have been marked to market.

On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$93.0 million not yet realised in cash is detailed below:

Payment value dates	Future cash flows - A$ million
30 June 2005 – received after year end	14.3
30 September 2005	14.0
30 December 2005	13.6
31 March 2006	13.3
30 June 2006	12.9
29 September 2006	12.6
29 December 2006	12.3
TOTAL	93.0

The balance of the unmatured call options purchased at a cost of US$8.3 million are detailed below:

US Dollars / Australian Dollars call options

Year ended 30 June		2006	2007	TOTAL
Australian dollar call options:				
Amount (US dollars)	- 000's	100,000	75,000	175,000
Average strike price	- (US$/A$)	0.7670	0.7670	0.7670

The marked to market value of all transactions making up the positions in the above table was a positive US$4.1 million. This was based on an exchange rate of A$/US$ 0.7684. The value was based on the prevailing interest rates and volatilities at the time.

US Dollars / Rand forward purchases

Year ended 30 June		2006	2007	TOTAL
Forward purchases:				
Amount (US Dollars)	- 000's	30,000	-	30,000
Average rate	- (ZAR/US$)	6.9402	-	6.9402

The marked to market value of all transactions making up the positions in the above table was a negative R4.1 million (US$0.6 million). The value was based on an exchange rate of ZAR/US$6.70 and the prevailing interest rates and volatilities at the time. During the quarter the US$30 million was rolled forward to 5 December 2005 resulting in a positive cash flow of R25.7 million (US$4 million) at an average forward rate of ZAR/US$6.9402.

International Petroleum Exchange (IPE) Gasoil call options

Gold Fields Ghana purchased a one year Asian style (average monthly price) call option at US$0.42 per litre (approximately US$500 per metric ton) in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$1.66 million, paid upfront, at a strike price of US$0.45 per litre.

Year ended 30 June		2006	2007	TOTAL
Amount (litres)	- 000's	51,600	-	51,600
Strike price	- US$/litre	0.45	-	0.45

Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,185 i.e. US$/litre 0.45 equates to US$533 per metric ton

The marked to market value of all transactions making up the position above was a positive US$1.93 million. The value was based on an IPE Gasoil price of US$0.4498 per litre (US$533 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.

Interest rate swap

In terms of the Mvela loan, GFI Mining SA pays Mvela Gold interest on R4,139 million at a fixed interest rate, semi-annually. The interest rate was fixed with reference to the 5 year ZAR swap rate, at 9.6179% plus a margin of 0.95%. GFI Mining SA simultaneously entered into an interest rate swap agreement converting the fixed interest rate exposure to a floating rate. In terms of the swap, GFI Mining SA was exposed to the 3 month Jibar rate plus a margin of 1.025%. The interest rate swap was effected to take advantage of the relatively steep yield curve. This swap was closed out on 3 June 2005. The loan now reverts to the fixed interest rate as mentioned above.

Since the inception of this swap up until its close out Gold Fields has realised marked to market gains on the swap of R225 million and interest rate credits of R92 million, giving a total realised gain of R317 million. Of the R225 million realised marked to market gain, R306 million was accounted for in fiscal 2005, offset by a R81 million loss in fiscal 2004. Of the R92 million interest credit R80 million credit was accounted for in earnings in fiscal 2005 compared to a R12 million credit in fiscal 2004.

Total Cash Costs
Gold Institute Industry Standard

(All figures are in Rand millions unless otherwise stated)		Total Mine Operations	SA Operations				International Operations				
			Total	Driefontein	Kloof	Beatrix	Total	Ghana		Australia#	
								Tarkwa	Damang	St Ives	Agnew
Operating costs [1]	June 2005	2,474.2	1,660.1	625.4	624.2	410.5	814.1	300.3	124.8	300.5	88.5
	March 2005	2,350.7	1,649.1	613.9	633.7	401.5	701.6	246.4	99.4	285.6	70.2
	Financial year ended	9,502.0	6,660.3	2,486.3	2,543.3	1,630.7	2,841.7	990.5	412.1	1,137.2	301.9
Gold-in-process and	June 2005	21.5	-	-	-	-	21.5	5.6	0.3	19.5	(3.9)
inventory change*	March 2005	51.5	-	-	-	-	51.5	3.1	9.8	36.0	2.6
	Financial year ended	(17.6)	-	-	-	-	(17.6)	(6.3)	14.6	(30.4)	4.5
Less: Rehabilitation costs	June 2005	11.4	9.8	2.8	5.4	1.6	1.6	0.1	0.6	0.4	0.5
	March 2005	10.9	9.8	2.8	5.4	1.6	1.1	0.2	-	0.5	0.4
	Financial year ended	44.6	39.2	11.2	21.6	6.4	5.4	0.6	1.2	1.7	1.9
Production taxes	June 2005	4.0	4.0	3.0	0.3	0.7	-	-	-	-	-
	March 2005	7.7	7.7	3.1	3.3	1.3	-	-	-	-	-
	Financial year ended	27.7	27.7	9.3	12.5	5.9	-	-	-	-	-
General and admin	June 2005	90.0	56.9	24.5	19.4	13.0	33.1	16.5	2.7	11.0	2.9
	March 2005	85.0	55.5	22.1	20.5	12.9	29.5	14.3	2.4	10.3	2.5
	Financial year ended	342.3	223.9	92.9	80.0	51.0	118.4	55.2	10.9	41.4	10.9
Cash operating costs	June 2005	2,390.3	1,589.4	595.1	599.1	395.2	800.9	289.3	121.8	308.6	81.2
	March 2005	2,298.6	1,576.1	585.9	604.5	385.7	722.5	235.0	106.8	310.8	69.9
	Financial year ended	9,069.8	6,369.5	2,372.9	2,429.2	1,567.4	2,700.3	928.4	414.6	1,063.7	293.6
Plus: Production taxes	June 2005	4.0	4.0	3.0	0.3	0.7	-	-	-	-	-
	March 2005	7.7	7.7	3.1	3.3	1.3	-	-	-	-	-
	Financial year ended	27.7	27.7	9.3	12.5	5.9	-	-	-	-	-
Royalties	June 2005	34.4	-	-	-	-	34.4	16.4	4.6	9.5	3.9
	March 2005	31.7	-	-	-	-	31.7	14.2	4.1	10.1	3.3
	Financial year ended	121.3	-	-	-	-	121.3	53.6	19.3	35.1	13.3
TOTAL CASH COSTS [2]	June 2005	2,428.7	1,593.4	598.1	599.4	395.9	835.3	305.7	126.4	318.1	85.1
	March 2005	2,338.0	1,583.8	589.0	607.8	387.0	754.2	249.2	110.9	320.9	73.2
	Financial year ended	9,218.8	6,397.2	2,382.2	2,441.7	1,573.3	2,821.6	982.0	433.9	1,098.8	306.9
Plus: Amortisation*	June 2005	369.0	167.6	66.5	79.6	21.5	201.4	62.3	9.8	129.3	
	March 2005	356.7	169.1	62.2	85.0	21.9	187.6	67.4	6.5	113.7	
	Financial year ended	1,394.6	677.0	245.5	343.9	87.6	717.6	234.7	35.7	447.2	
Rehabilitation	June 2005	11.4	9.8	2.8	5.4	1.6	1.6	0.1	0.6	0.9	
	March 2005	10.9	9.8	2.8	5.4	1.6	1.1	0.2	-	0.9	
	Financial year ended	44.6	39.2	11.2	21.6	6.4	5.4	0.6	1.2	3.6	
TOTAL PRODUCTION COSTS [3]	June 2005	2,809.1	1,770.8	667.4	684.4	419.0	1,038.3	368.1	136.8	533.4	
	March 2005	2,705.6	1,762.7	654.0	698.2	410.5	942.9	316.8	117.4	508.7	
	Financial year ended	10,658.0	7,113.4	2,638.9	2,807.2	1,667.3	3,544.6	1,217.3	470.8	1,856.5	
Gold sold – thousand ounces	June 2005	1,152.2	686.6	297.9	225.5	163.2	465.5	199.1	58.2	143.1	65.1
	March 2005	1,157.2	711.4	293.5	264.4	153.5	445.8	185.0	53.9	154.1	52.8
	Financial year ended	4,488.1	2,824.1	1,162.6	1,037.1	624.3	1,664.0	676.8	247.7	527.0	212.5
TOTAL CASH COSTS – US$/oz	June 2005	330	363	314	416	380	281	240	340	348	205
	March 2005	340	374	337	386	424	284	226	346	350	233
	Financial year ended	331	365	330	379	406	273	234	282	336	233
TOTAL PRODUCTION COSTS - US$/oz	June 2005	382	404	351	475	402	349	289	368	401	
	March 2005	393	416	374	444	449	355	288	366	413	
	Financial year ended	382	406	366	436	430	343	290	306	404	

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

[2] Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.

[3] Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates are US$1 = R6.39 and US$1 = R5.95 for the June 2005 and March 2005 quarters respectively and US$1 = R6.21 for the year.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and Financial Results

SA Rand		Total Mine Operations	SA Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	June 2005	12,225	3,555	1,743	902	910
	March 2005	12,789	3,983	1,760	1,219	1,004
	Financial year ended	47,880	15,530	6,694	4,655	4,181
Yield (grams per ton)	June 2005	2.9	6.0	5.3	7.8	5.6
	March 2005	2.8	5.6	5.2	6.7	4.8
	Financial year ended	2.9	5.7	5.4	6.9	4.6
Gold produced (kilograms)	June 2005	35,836	21,356	9,266	7,015	5,075
	March 2005	35,993	22,126	9,129	8,223	4,774
	Financial year ended	139,594	87,838	36,162	32,258	19,418
Gold sold (kilograms)	June 2005	35,836	21,356	9,266	7,015	5,075
	March 2005	35,993	22,126	9,129	8,223	4,774
	Financial year ended	139,594	87,838	36,162	32,258	19,418
Gold price received (Rand per kilogram)	June 2005	88,076	88,200	87,794	88,411	88,650
	March 2005	81,952	82,026	81,816	81,990	82,488
	Financial year ended	84,218	84,175	84,097	84,010	84,597
Total cash costs (Rand per kilogram)	June 2005	67,773	74,611	64,548	85,445	78,010
	March 2005	64,957	71,581	64,520	73,915	81,064
	Financial year ended	66,041	72,830	65,876	75,693	81,023
Total production costs (Rand per kilogram)	June 2005	78,388	82,918	72,027	97,562	82,562
	March 2005	75,170	79,666	71,640	84,908	85,987
	Financial year ended	76,350	80,983	72,974	87,023	85,864
Operating costs (Rand per ton)	June 2005	202	467	359	692	451
	March 2005	184	414	349	520	400
	Financial year ended	198	429	371	546	390
Financial Results (Rand million)						
Revenue	June 2005	3,156.3	1,883.6	813.5	620.2	449.9
	March 2005	2,949.7	1,814.9	746.9	674.2	393.8
	Financial year ended	11,756.3	7,393.8	3,041.1	2,710.0	1,642.7
Operating costs	June 2005	2,474.2	1,660.1	625.4	624.2	410.5
	March 2005	2,350.7	1,649.1	613.9	633.7	401.5
	Financial year ended	9,502.0	6,660.3	2,486.3	2,543.3	1,630.7
Gold inventory change	June 2005	26.1	-	-	-	-
	March 2005	62.1	-	-	-	-
	Financial year ended	(31.4)	-	-	-	-
Operating profit	June 2005	656.0	223.5	188.1	(4.0)	39.4
	March 2005	536.9	165.8	133.0	40.5	(7.7)
	Financial year ended	2,285.7	733.5	554.8	166.7	12.0
Amortisation of mining assets #	June 2005	364.4	167.6	66.5	79.6	21.5
	March 2005	346.1	169.1	62.2	85.0	21.9
	Financial year ended	1,408.4	677.0	245.5	343.9	87.6
Net operating profit	June 2005	291.6	55.9	121.6	(83.6)	17.9
	March 2005	190.8	(3.3)	70.8	(44.5)	(29.6)
	Financial year ended	877.3	56.5	309.3	(177.2)	(75.6)
Other income/(expense)	June 2005	25.7	26.1	13.9	13.2	(1.0)
	March 2005	(111.1)	(124.3)	(33.1)	(38.5)	(52.7)
	Financial year ended	108.6	55.4	31.6	32.4	(8.6)
Profit before taxation	June 2005	317.3	82.0	135.5	(70.4)	16.9
	March 2005	79.7	(127.6)	37.7	(83.0)	(82.3)
	Financial year ended	985.9	111.9	340.9	(144.8)	(84.2)
Mining and income taxation	June 2005	(68.1)	23.5	23.8	(45.0)	44.7
	March 2005	(73.8)	(82.9)	(13.6)	(37.8)	(31.5)
	Financial year ended	50.2	(52.6)	38.0	(97.1)	6.5
- Normal taxation	June 2005	39.0	2.8	39.6	-	(36.8)
	March 2005	34.1	-	-	-	-
	Financial year ended	170.7	2.8	39.6	-	(36.8)
- Deferred taxation	June 2005	(107.1)	20.7	(15.8)	(45.0)	81.5
	March 2005	(107.9)	(82.9)	(13.6)	(37.8)	(31.5)
	Financial year ended	(120.5)	(55.4)	(1.6)	(97.1)	43.3
Profit before exceptional items	June 2005	385.4	58.5	111.7	(25.4)	(27.8)
	March 2005	153.5	(44.7)	51.3	(45.2)	(50.8)
	Financial year ended	935.7	164.5	302.9	(47.7)	(90.7)
Exceptional items	June 2005	(160.1)	(84.2)	(13.2)	(12.6)	(58.4)
	March 2005	-	-	-	-	-
	Financial year ended	(160.1)	(84.2)	(13.2)	(12.6)	(58.4)
Net profit	June 2005	225.3	(25.7)	98.5	(38.0)	(86.2)
	March 2005	153.5	(44.7)	51.3	(45.2)	(50.8)
	Financial year ended	775.6	80.3	289.7	(60.3)	(149.1)
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	June 2005	279.9	(30.1)	89.6	(49.2)	(70.5)
	March 2005	193.3	(0.9)	64.7	(30.2)	(35.4)
	Financial year ended	674.6	(52.5)	241.3	(115.3)	(178.5)
Capital expenditure	June 2005	414.1	174.5	74.8	47.9	51.8
	March 2005	378.1	150.2	36.9	60.5	52.8
	Financial year ended	2,013.3	635.6	184.1	230.1	221.4
	Planned for next six months to December 2005	876.0	401.9	150.1	122.2	129.6

Operating and Financial Results

SA Rand		Total	International Operations			
			Ghana		Australia #	
			Tarkwa	Damang	St Ives	Agnew
Operating Results						
Ore milled/treated (000 tons)	June 2005	8,670	5,395	1,262	1,697	316
	March 2005	8,806	5,228	1,257	2,026	295
	Financial year ended	32,350	19,633	5,215	6,332	1,170
Yield (grams per ton)	June 2005	1.7	1.1	1.4	2.6	6.4
	March 2005	1.6	1.1	1.3	2.4	5.6
	Financial year ended	1.6	1.1	1.5	2.6	5.6
Gold produced (kilograms)	June 2005	14,480	6,193	1,811	4,452	2,024
	March 2005	13,867	5,755	1,677	4,794	1,641
	Financial year ended	51,756	21,051	7,703	16,393	6,609
Gold sold (kilograms)	June 2005	14,480	6,193	1,811	4,452	2,024
	March 2005	13,867	5,755	1,677	4,794	1,641
	Financial year ended	51,756	21,051	7,703	16,393	6,609
Gold price received (Rand per kilogram)	June 2005	87,894	87,986	88,570	87,893	87,006
	March 2005	81,835	82,276	81,276	81,539	81,718
	Financial year ended	84,290	84,813	84,110	83,877	83,855
Total cash costs (Rand per kilogram)	June 2005	57,686	49,362	69,796	71,451	42,045
	March 2005	54,388	43,301	66,130	66,938	44,607
	Financial year ended	54,517	46,649	56,329	67,029	46,437
Total production costs (Rand per kilogram)	June 2005	71,706	59,438	75,538	82,366	
	March 2005	67,996	55,048	70,006	79,052	
	Financial year ended	68,487	57,826	61,119	80,710	
Operating costs (Rand per ton)	June 2005	94	56	99	177	280
	March 2005	80	47	79	141	238
	Financial year ended	88	50	79	180	258
Financial Results (Rand million)						
Revenue	June 2005	1,272.7	544.9	160.4	391.3	176.1
	March 2005	1,134.8	473.5	136.3	390.9	134.1
	Financial year ended	4,362.5	1,785.4	647.9	1,375.0	554.2
Operating costs	June 2005	814.1	300.3	124.8	300.5	88.5
	March 2005	701.6	246.4	99.4	285.6	70.2
	Financial year ended	2,841.7	990.5	412.1	1,137.2	301.9
Gold inventory change	June 2005	26.1	5.9	0.3	26.3	(6.4)
	March 2005	62.1	2.8	10.0	45.3	4.0
	Financial year ended	(31.4)	(7.6)	14.6	(43.7)	5.3
Operating profit	June 2005	432.5	238.7	35.3	64.5	94.0
	March 2005	371.1	224.3	26.9	60.0	59.9
	Financial year ended	1,552.2	802.5	221.2	281.5	247.0
Amortisation of mining assets #	June 2005	196.8	62.0	9.8	125.0	
	March 2005	177.0	67.7	6.3	103.0	
	Financial year ended	731.4	236.0	35.7	459.7	
Net operating profit	June 2005	235.7	176.7	25.5	33.5	
	March 2005	194.1	156.6	20.6	16.9	
	Financial year ended	820.8	566.5	185.5	68.8	
Other income/(expense)	June 2005	(0.4)	5.3	3.7	(9.4)	
	March 2005	13.2	4.1	1.5	7.6	
	Financial year ended	53.2	14.4	5.6	33.2	
Profit before taxation	June 2005	235.3	182.0	29.2	24.1	
	March 2005	207.3	160.7	22.1	24.5	
	Financial year ended	874.0	580.9	191.1	102.0	
Mining and income taxation	June 2005	(91.6)	64.7	15.9	(172.2)	
	March 2005	9.1	(10.5)	2.9	16.7	
	Financial year ended	102.8	152.7	74.4	(124.3)	
- Normal taxation	June 2005	36.2	19.8	3.0	13.4	
	March 2005	34.1	15.9	4.8	13.4	
	Financial year ended	167.9	64.1	55.4	48.4	
- Deferred taxation	June 2005	(127.8)	44.9	12.9	(185.6)	
	March 2005	(25.0)	(26.4)	(1.9)	3.3	
	Financial year ended	(65.1)	88.6	19.0	(172.7)	
Profit before exceptional items	June 2005	326.9	117.3	13.3	196.3	
	March 2005	198.2	171.2	19.2	7.8	
	Financial year ended	771.2	428.2	116.7	226.3	
Exceptional items	June 2005	(75.9)	(0.7)	-	(75.2)	
	March 2005	-	-	-	-	
	Financial year ended	(75.9)	(0.7)	-	(75.2)	
Net profit	June 2005	251.0	116.6	13.3	121.1	
	March 2005	198.2	171.2	19.2	7.8	
	Financial year ended	695.3	427.5	116.7	151.1	
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	June 2005	310.0	116.2	12.9	180.9	
	March 2005	194.2	171.2	19.2	3.8	
	Financial year ended	727.1	427.1	116.3	183.7	
Capital expenditure	June 2005	239.6	100.7	16.7	86.0	36.2
	March 2005	227.9	56.9	19.6	71.6	79.8
	Financial year ended	1,377.7	469.6	65.9	636.0	206.2
Planned for next six months to December 2005		474.1	166.8	77.1	160.7	69.5

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and Financial Results

US Dollars		Total Mine Operations	SA Operations			
			Total	**Driefontein**	**Kloof**	**Beatrix**
Operating Results						
Ore milled/treated (000 tons)	June 2005	12,225	3,555	1,743	902	910
	March 2005	12,789	3,983	1,760	1,219	1,004
	Financial year ended	47,880	15,530	6,694	4,655	4,181
Yield (ounces per ton)	June 2005	0.094	0.193	0.171	0.250	0.179
	March 2005	0.090	0.179	0.167	0.217	0.153
	Financial year ended	0.094	0.182	0.174	0.223	0.149
Gold produced (000 ounces)	June 2005	1,152.2	686.6	297.9	225.5	163.2
	March 2005	1,157.2	711.4	293.5	264.4	153.5
	Financial year ended	4,488.1	2,824.1	1,162.6	1,037.1	624.3
Gold sold (000 ounces)	June 2005	1,152.2	686.6	297.9	225.5	163.2
	March 2005	1,157.2	711.4	293.5	264.4	153.5
	Financial year ended	4,488.1	2,824.1	1,162.6	1,037.1	624.3
Gold price received (dollars per ounce)	June 2005	429	429	427	430	432
	March 2005	428	429	428	429	431
	Financial year ended	422	422	421	421	424
Total cash costs (dollars per ounce)	June 2005	330	363	314	416	380
	March 2005	340	374	337	386	424
	Financial year ended	331	365	330	379	406
Total production costs (dollars per ounce)	June 2005	382	404	351	475	402
	March 2005	393	416	374	444	449
	Financial year ended	382	406	366	436	430
Operating costs (dollars per ton)	June 2005	32	73	56	108	71
	March 2005	31	70	59	87	67
	Financial year ended	32	69	60	88	63
Financial Results ($ million)						
Revenue	June 2005	492.4	293.2	126.9	96.0	70.3
	March 2005	495.2	305.2	125.5	113.5	66.2
	Financial year ended	1,893.1	1,190.6	489.7	436.4	264.5
Operating costs	June 2005	385.5	258.1	97.3	97.0	63.9
	March 2005	395.1	277.3	103.2	106.6	67.5
	Financial year ended	1,530.1	1,072.5	400.4	409.5	262.6
Gold inventory change	June 2005	4.3	-	-	-	-
	March 2005	9.8	-	-	-	-
	Financial year ended	(5.1)	-	-	-	-
Operating profit	June 2005	102.6	35.1	29.6	(1.0)	6.4
	March 2005	90.3	27.9	22.3	6.9	(1.3)
	Financial year ended	368.1	118.1	89.3	26.8	1.9
Amortisation of mining assets	June 2005	56.8	26.1	10.4	12.3	3.3
	March 2005	58.2	28.4	10.4	14.3	3.7
	Financial year ended	226.8	109.0	39.5	55.4	14.1
Net operating profit	June 2005	45.9	9.0	19.2	(13.3)	3.1
	March 2005	32.1	(0.5)	11.8	(7.4)	(5.0)
	Financial year ended	141.3	9.1	49.8	(28.5)	(12.2)
Other income/(expenses)	June 2005	4.0	4.1	2.2	2.1	(0.1)
	March 2005	(17.6)	(19.8)	(5.3)	(6.1)	(8.5)
	Financial year ended	17.5	8.9	5.1	5.2	(1.4)
Profit before taxation	June 2005	49.9	13.1	21.4	(11.2)	2.9
	March 2005	14.5	(20.4)	6.6	(13.5)	(13.5)
	Financial year ended	158.8	18.0	54.9	(23.3)	(13.6)
Mining and income taxation	June 2005	(11.2)	3.9	3.8	(7.2)	7.3
	March 2005	(11.5)	(13.5)	(2.1)	(6.2)	(5.1)
	Financial year ended	8.1	(8.5)	6.1	(15.6)	1.0
- Normal taxation	June 2005	6.0	0.5	6.4	-	(5.9)
	March 2005	5.8	-	-	-	-
	Financial year ended	27.5	0.5	6.4	-	(5.9)
- Deferred taxation	June 2005	(17.2)	3.5	(2.6)	(7.2)	13.2
	March 2005	(17.3)	(13.5)	(2.1)	(6.2)	(5.1)
	Financial year ended	(19.4)	(8.9)	(0.3)	(15.6)	7.0
Profit before exceptional items	June 2005	61.1	9.2	17.6	(4.0)	(4.4)
	March 2005	26.0	(6.9)	8.7	(7.3)	(8.3)
	Financial year ended	150.7	26.5	48.8	(7.7)	(14.6)
Exceptional items	June 2005	(25.8)	(13.6)	(2.1)	(2.0)	(9.4)
	March 2005	-	-	-	-	-
	Financial year ended	(25.8)	(13.6)	(2.1)	(2.0)	(9.4)
Net profit	June 2005	35.3	(4.3)	15.5	(6.1)	(13.8)
	March 2005	26.0	(6.9)	8.7	(7.3)	(8.3)
	Financial year ended	124.9	12.9	46.7	(9.7)	(24.0)
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	June 2005	44.3	(4.8)	14.1	(7.8)	(11.2)
	March 2005	32.1	(0.2)	10.8	(5.0)	(6.0)
	Financial year ended	108.6	(8.5)	38.9	(18.6)	(28.7)
Capital expenditure ($ million)	June 2005	63.7	27.3	11.8	7.4	8.0
	March 2005	64.8	25.3	6.2	10.2	8.9
	Financial year ended	324.2	102.4	29.6	37.1	35.7
Planned for next six months to December 2005		130.7	60.0	22.4	18.2	19.3

Average exchange rates are US$1 = R6.39 and US$1 = R5.95 for the June 2005 and March 2005 quarters respectively and US$1 = R6.21 for the year.
Figures may not add as they are rounded independently.

Operating and Financial Results

US Dollars			International Operations				Australian Dollars	
			Ghana		Australia #		Australia #	
		Total	Tarkwa	Damang	St Ives	Agnew	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tons)	June 2005	8,670	5,395	1,262	1,697	316	1,697	316
	March 2005	8,806	5,228	1,257	2,026	295	2,026	295
	Financial year ended	32,350	19,633	5,215	6,332	1,170	6,332	1,170
Yield (ounces per ton)	June 2005	0.054	0.037	0.046	0.084	0.206	0.084	0.206
	March 2005	0.051	0.035	0.043	0.076	0.179	0.076	0.179
	Financial year ended	0.051	0.034	0.047	0.083	0.182	0.083	0.182
Gold produced (000 ounces)	June 2005	465.5	199.1	58.2	143.1	65.1	143.1	65.1
	March 2005	445.8	185.0	53.9	154.1	52.8	154.1	52.8
	Financial year ended	1,664.0	676.8	247.7	527.0	212.5	527.0	212.5
Gold sold (000 ounces)	June 2005	465.5	199.1	58.2	143.1	65.1	143.1	65.1
	March 2005	445.8	185.0	53.9	154.1	52.8	154.1	52.8
	Financial year ended	1,664.0	676.8	247.7	527.0	212.5	527.0	212.5
Gold price received (dollars per ounce)	June 2005	428	428	431	428	424	553	548
	March 2005	428	430	425	426	427	549	550
	Financial year ended	422	425	421	420	420	560	560
Total cash costs (dollars per ounce)	June 2005	281	240	340	348	205	450	265
	March 2005	284	226	346	350	233	451	300
	Financial year ended	273	234	282	336	233	447	310
Total production costs (dollars per ounce)	June 2005	349	289	368	401		519	
	March 2005	355	288	366	413		532	
	Financial year ended	343	290	306	404		539	
Operating costs (dollars per ton)	June 2005	15	9	15	28	44	36	57
	March 2005	13	8	13	24	40	31	52
	Financial year ended	14	8	13	29	42	39	55
Financial Results ($ million)								
Revenue	June 2005	199.3	85.5	24.9	61.2	27.7	80.3	36.4
	March 2005	189.9	79.1	23.1	65.2	22.5	84.5	28.9
	Financial year ended	702.5	287.5	104.3	221.4	89.2	295.1	118.9
Operating costs	June 2005	127.4	47.1	19.6	46.9	13.9	61.3	18.2
	March 2005	117.7	41.3	16.7	48.0	11.8	61.6	15.1
	Financial year ended	457.6	159.5	66.4	183.1	48.6	244.0	64.8
Gold inventory change	June 2005	4.3	1.0	-	4.4	(1.1)	5.9	(1.4)
	March 2005	9.8	0.4	1.6	7.1	0.7	10.1	0.9
	Financial year ended	(5.1)	(1.2)	2.4	(7.0)	0.9	(9.4)	1.1
Operating profit	June 2005	67.6	37.4	5.3	10.0	14.9	13.0	19.6
	March 2005	62.4	37.4	4.8	10.2	10.0	12.9	12.9
	Financial year ended	250.0	129.2	35.6	45.3	39.8	60.4	53.0
Amortisation of mining assets	June 2005	30.7	9.7	1.5	19.5		25.6	
	March 2005	29.8	11.3	1.1	17.4		22.2	
	Financial year ended	117.8	38.0	5.7	74.0		98.6	
Net operating profit	June 2005	36.9	27.7	3.8	5.3		7.1	
	March 2005	32.6	26.1	3.7	2.8		3.7	
	Financial year ended	132.2	91.2	29.9	11.1		14.8	
Other income/(expenses)	June 2005	(0.2)	0.8	0.6	(1.6)		(2.2)	
	March 2005	2.3	0.7	0.2	1.3		1.6	
	Financial year ended	8.6	2.3	0.9	5.3		7.1	
Profit before taxation	June 2005	36.7	28.6	4.4	3.7		4.9	
	March 2005	34.9	26.8	4.0	4.1		5.3	
	Financial year ended	140.7	93.5	30.8	16.4		21.9	
Mining and income taxation	June 2005	(15.1)	10.3	2.5	(27.8)		(37.1)	
	March 2005	2.0	(1.5)	0.6	2.8		3.6	
	Financial year ended	16.6	24.6	12.0	(20.0)		(26.7)	
- Normal taxation	June 2005	5.6	3.1	0.4	2.1		2.7	
	March 2005	5.8	2.7	0.9	2.2		2.9	
	Financial year ended	27.0	10.3	8.9	7.8		10.4	
- Deferred taxation	June 2005	(20.7)	7.2	2.1	(29.9)		(39.9)	
	March 2005	(3.8)	(4.1)	(0.3)	0.6		0.7	
	Financial year ended	(10.5)	14.3	3.1	(27.8)		(37.1)	
Profit before exceptional items	June 2005	51.8	18.3	2.0	31.6		42.0	
	March 2005	32.9	28.2	3.3	1.3		1.7	
	Financial year ended	124.2	69.0	18.8	36.4		48.6	
Exceptional items	June 2005	(12.2)	(0.1)	-	(12.1)		(16.1)	
	March 2005	-	-	-	-		-	
	Financial year ended	(12.2)	(0.1)	-	(12.1)		(16.1)	
Net profit	June 2005	39.6	18.2	2.0	19.4		25.9	
	March 2005	32.9	28.2	3.3	1.3		1.7	
	Financial year ended	112.0	68.8	18.8	24.3		32.4	
Net profit excluding gains and losses on financial instruments and foreign debt, and exceptional items	June 2005	49.2	18.1	1.9	29.1		38.8	
	March 2005	32.3	28.2	3.3	0.7		0.8	
	Financial year ended	117.1	68.8	18.7	29.6		39.4	
Capital expenditure	June 2005	36.5	15.5	2.6	12.8	5.5	16.4	7.1
	March 2005	39.5	10.1	3.3	12.9	13.2	14.9	17.3
	Financial year ended	221.9	75.6	10.6	102.4	33.2	136.5	44.2
Planned for next six months to December 2005		70.8	24.9	11.5	24.0	10.4	31.2	13.5

Average exchange rates are US$1 = R6.39 and US$1 = R5.95 for the June 2005 and March 2005 quarters respectively and US$1 = R6.21 for the year. The Australian exchange rates were A$1 = R4.91 and A$1 = R4.62 for the June 2005 and March 2005 quarters respectively and A$1 = R4.66 for the year.
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Underground and Surface

SA Rand and Metric Units

Operating Results		Total Mine Operations	SA Operations				International				
			Total	Driefontein	Kloof	Beatrix	Total	Ghana		Australia	
								Tarkwa	Damang	St Ives	Agnew
Ore milled / treated (000 ton)											
- underground	June 2005	3,376	2,720	978	832	910	656	-	-	538	118
	March 2005	3,376	2,637	914	826	897	739	-	-	620	119
	Financial year ended	13,807	11,117	3,794	3,471	3,852	2,690	-	-	2,180	510
- surface	June 2005	8,849	835	765	70	-	8,014	5,395	1,262	1,159	198
	March 2005	9,413	1,346	846	393	107	8,067	5,228	1,257	1,406	176
	Financial year ended	34,073	4,413	2,900	1,184	329	29,660	19,633	5,215	4,152	660
- total	June 2005	12,225	3,555	1,743	902	910	8,670	5,395	1,262	1,697	316
	March 2005	12,789	3,983	1,760	1,219	1,004	8,806	5,228	1,257	2,026	295
	Financial year ended	47,880	15,530	6,694	4,655	4,181	32,350	19,633	5,215	6,332	1,170
Yield (grams per ton)											
- underground	June 2005	7.3	7.4	8.3	8.3	5.6	6.8	-	-	5.3	13.7
	March 2005	7.4	7.9	8.9	9.7	5.2	5.6	-	-	4.6	10.7
	Financial year ended	7.1	7.4	8.3	9.1	5.0	6.1	-	-	5.0	10.7
- surface	June 2005	1.3	1.5	1.5	1.4	-	1.2	1.1	1.4	1.4	2.1
	March 2005	1.2	0.9	1.2	0.6	0.7	1.2	1.1	1.3	1.4	2.1
	Financial year ended	1.2	1.3	1.6	0.7	0.8	1.2	1.1	1.5	1.3	1.7
- combined	June 2005	2.9	6.0	5.3	7.8	5.6	1.7	1.1	1.4	2.6	6.4
	March 2005	2.8	5.6	5.2	6.7	4.8	1.6	1.1	1.3	2.4	5.6
	Financial year ended	2.9	5.7	5.4	6.9	4.6	1.6	1.1	1.5	2.6	5.6
Gold produced (kilograms)											
- underground	June 2005	24,560	20,090	8,095	6,920	5,075	4,470	-	-	2,856	1,614
	March 2005	24,968	20,856	8,149	8,003	4,704	4,112	-	-	2,842	1,270
	Financial year ended	98,650	82,263	31,650	31,474	19,139	16,387	-	-	10,910	5,477
- surface	June 2005	11,276	1,266	1,171	95	-	10,010	6,193	1,811	1,596	410
	March 2005	11,025	1,270	980	220	70	9,755	5,755	1,677	1,952	371
	Financial year ended	40,944	5,575	4,512	784	279	35,369	21,051	7,703	5,483	1,132
- total	June 2005	35,836	21,356	9,266	7,015	5,075	14,480	6,193	1,811	4,452	2,024
	March 2005	35,993	22,126	9,129	8,223	4,774	13,867	5,755	1,677	4,794	1,641
	Financial year ended	139,594	87,838	36,162	32,258	19,418	51,756	21,051	7,703	16,393	6,609
Operating costs (Rand per ton)											
- underground	June 2005	545	591	593	741	451	358	-	-	348	403
	March 2005	528	599	623	737	445	277	-	-	267	333
	Financial year ended	529	575	609	710	421	336	-	-	326	380
- surface	June 2005	71	64	60	106	-	72	56	99	98	207
	March 2005	60	53	52	63	20	62	47	79	85	174
	Financial year ended	65	60	61	67	32	65	50	79	103	163
- total	June 2005	202	467	359	692	451	94	56	99	177	280
	March 2005	184	414	349	520	400	80	47	79	141	238
	Financial year ended	198	429	371	546	390	88	50	79	180	258

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres

Driefontein		June 2005 quarter			March 2005 quarter			Financial year ended 30 June 2005		
Reef		Carbon Leader	Main	VCR	Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	4,794	562	1,488	4,674	532	1,536	19,716	2,061	6,028
Advanced on reef	(m)	870	55	211	886	65	120	2,922	333	594
Sampled	(m)	576	33	102	897	81	84	2,541	321	468
Channel width	(cm)	104	45	56	114	48	118	105	42	58
Average value	– (g/t)	17.0	39.9	42.6	19.2	9.0	32.7	18.3	15.3	37.8
	– (cm.g/t)	#1,762	1,783	2,395	2,179	434	3,851	1,923	637	2,192

Kloof		June 2005 quarter			March 2005 quarter			Financial year ended 30 June 2005		
Reef		Kloof	Main	VCR	Kloof	Main	VCR	Kloof	Main	VCR
Advanced	(m)	194	1,057	6,349	427	792	6,646	702	5,779	27,432
Advanced on reef	(m)	125	158	1,622	171	113	1,331	347	826	5,553
Sampled	(m)	148	151	1,593	171	106	1,159	368	814	5,068
Channel width	(cm)	117	88	86	128	82	91	122	88	90
Average value	– (g/t)	6.8	9.2	18.8	7.7	10.6	35.7	7.2	9.1	23.4
	– (cm.g/t)	803	811	*1,614	985	864	3,259	881	794	2,098

Beatrix		June 2005 quarter		March 2005 quarter		Financial year ended 30 June 2005	
Reef		Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	7,714	1,757	7,706	1,849	31,409	7,031
Advanced on reef	(m)	1,711	267	1,802	171	7,083	1,281
Sampled	(m)	1,461	234	1,644	153	6,195	1,248
Channel width	(cm)	69	104	70	124	76	113
Average value	– (g/t)	12.4	12.0	15.5	10.7	13.1	11.3
	– (cm.g/t)	854	1,248	1,084	1,325	1,001	1,284

The Carbon Leader reef values were impacted by traversing a 1,000 cm.g/t stretch in the 19 raise line between 48 and 50 levels at 5 shaft. Values should revert to the average Carbon Leader values experienced in F2005.

* The decline in the average on-reef development values returned for Kloof in the June 2005 quarter, as compared to the relatively high values reported in the March 2005 quarter are largely attributable to changes at 3, 4 and 7 shafts. During the June 2005 quarter a number of very high-grade raises developed and sampled in the previous quarter were holed at 3 and 4 shafts. Several raises also traversed known geological facies boundaries temporarily moving from higher grade VCR terrace reef into lower grade VCR slope reef. Expectations are that development values will return to the averages attained in F2005.

Administration and corporate information

Corporate Secretary

Cain Farrel
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered offices

Johannesburg
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626

London
St James 's Corporate Services Limited
6 St James 's Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile:(+44)(20) 7491 1989

American Depository Receipts Transfer Agent

Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000028123

Investor relations

South Africa

Willie Jacobsz
Telephone: (+27)(11)644 2460
Facsimile: (+27)(11)484 0639
e-mail: williej@goldfields.co.za

Nerina Bodasing
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America

Cheryl A Martin
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com

Transfer Secretaries

South Africa
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capital Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

Website
http://www.goldfields.co.za
http://www.gold-fields.com



Forward Looking Statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Directors

C M T Thompson ⁼ (*Chairman*)
A J Wright (*Deputy Chairman*)
I D Cockerill * (*Chief Executive Officer)*
N J Holland * (*Chief Financial Officer)*
K Ansah#
G J Gerwel
A Grigorian °
J M McMahon *
G R Parker #
R L Pennant-Rea *
P J Ryan
T M G Sexwale
S Stefanovich °
B R van Rooyen
C I von Christierson

⁼ Canadian
Ghanaian
° Russian
* British
# USA

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 4 August 2005

By: Willie Jacobsz.

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs